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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Omron Corp

*CURRENT ADDRESS

PROCESSED

AUG 24 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1170 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 8/24/04

82-1170

ARLS
3-31-04

Annual Report 2004

Year ended March 31, 2004

OMRON

Sensing tomorrow™



PROFILE

The Omron Group has developed its business in a global setting, aiming to provide innovative devices and solutions that meet the requirements of industry and society, and that help to improve the quality of life.

In fiscal 2003, ended March 31, 2004, the Group achieved its highest-ever profits and attained the ROE target of 10% one year ahead of the schedule laid out in Grand Design 2010, the Group's long-term management plan in effect through fiscal 2010. Now is the time to prepare the ground for the next surge of growth. To this end, we presently are focusing on implementing the second phase of Grand Design 2010, dubbed GD 2010 New Phase 2, which covers the period from fiscal 2004 to fiscal 2007.

Leveraging our core sensing & control technology competencies in combination with our decades of accumulated business experience, we will continue to pursue our goal of becoming the leading company in the global industry as we steadily fulfill our mission to contribute meaningfully to the development of society.

CONTENTS

A Caution Concerning Forward-Looking Statements

Statements in this annual report with respect to Omron's plans, strategies and benefits, as well as other statements that are not historical facts, are forward-looking statements involving risks and uncertainties. Important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in Omron's markets, which are primarily Japan, North America, Europe, Asia-Pacific and China; demand for, and competitive pricing pressure on, Omron's products and services in the marketplace; Omron's ability to continue to win acceptance for its products and services in these highly competitive markets; and movements of currency exchange rates.

Definition of Terms

All references to "Omron" and "the Company" herein are to Omron Corporation; references to "the Omron Group" and "the Group" refer to Omron Corporation and consolidated subsidiaries and affiliates.

FINANCIAL HIGHLIGHTS (U.S. GAAP)

Omron Corporation and Consolidated Subsidiaries
Years ended March 31, 2004, 2003 and 2002

	Millions of yen (unless otherwise specified)			Thousands of U.S. dollars (Note 2) (unless otherwise specified)
	2004/3	2003/3	2002/3	2004/3
For the Year:				
Net sales	¥584,889	¥535,073	¥533,964	$5,517,821
Gross profit	240,054	207,660	180,535	2,264,661
Selling, general and administrative expenses				
(Except research and development expenses)	142,157	135,112	134,907	1,341,104
Research and development expenses	46,494	40,235	41,407	438,623
Operating income	51,403	32,313	4,221	484,934
Net income (loss)	26,811	511	(15,773)	252,934
At Year-End:				
Total assets	592,273	567,399	549,366	5,587,481
Total interest-bearing liabilities	56,687	71,260	58,711	534,782
Total shareholders' equity	274,710	251,610	298,234	2,591,604
Ratios:				
Gross profit margin	41.0%	38.8%	33.8%	
Operating income margin	8.8%	6.0%	0.8%	
Return on shareholders' equity (ROE)	10.2%	0.2%	(5.1%)	
Ratio of shareholders' equity to total assets	46.4%	44.3%	54.3%	
Per Share Data (yen and U.S. dollars):				
Net income (loss)				
Basic	110.7	2.1	(63.5)	1.04
Diluted	107.5	2.1	(63.5)	1.01
Shareholders' equity	1148.3	1036.0	1201.2	10833.0
Cash dividends (Note 1)	20.0	10.0	13.0	0.19

Notes: 1.Cash dividends per share represent the amounts applicable to the respective year, including dividends to be paid after the end of the year.
2.The U.S. dollar amounts represent translations of Japanese yen at the approximate exchange rate on March 31, 2004, of ¥106=$1.

Net Sales & Operating Income Margin


(Billions of yen)
(%)
600
500
400
300
200
100
0
12
10
8
6
4
2
0
00/3
01/3
02/3
03/3
04/3

☐Net sales [left axis]
━Operating income margin [right axis]

Net Income (Loss) & ROE


(Billions of yen)
(%)
30
20
10
0
-10
-20
15
10
5
0
-5
-10
00/3
01/3
02/3
03/3
04/3

☐Net income (loss) [left axis]
━ROE [right axis]

Shareholders' Equity & Ratio of Shareholders' Equity to Total Assets


(Billions of yen)
(%)
400
300
200
100
0
60
50
40
30
20
01/3
01/3
02/3
03/3
04/3

☐Shareholders' equity [left axis]
━Ratio of shareholders' equity to total assets [right axis]

Cash Dividends per Share


(Yen)
20
15
10
5
0
01/3
01/3
02/3
03/3
04/3

☐Cash dividends per share

CORPORATE PHILOSOPHY
—CORPORATE PUBLIC RESPONSIBILITY—

We at the Omron Group are proud of and confident in our approach to Corporate Public Responsibility, introduced at an early stage in our history. As a global company, we are dedicated to exploring potential social needs and creating new markets to materialize the Optimization Society. To this end, we are upgrading a system of corporate governance capable of responding quickly to changes in the business environment.



Yoshio Tateisi
Chairman of the BOD

PRIDE AND CONFIDENCE IN OUR CORPORATE PUBLIC RESPONSIBILITY

Stakeholders are increasingly attentive to the quality of companies' efforts towards corporate social responsibility. Omron's founder, Kazuma Tateisi, established the Group's corporate motto—"At work for a better life, a better world for all"—in 1959. Since then, we have tried to live up to this guiding philosophy by contributing to society on two fronts: through our business activities and through our corporate citizenship activities. We are proud of and confident in this approach adopted nearly half a century ago, and we will continue to fulfill our Corporate Public Responsibility in these two ways, always bearing in mind the perspectives of our stakeholders.

EXPLORING SOCIAL NEEDS TO MATERIALIZE THE OPTIMIZATION SOCIETY

In 1970, founder Kazuma Tateisi presented a theory—the SINIC (Seed-Innovation to Need-Impetus Cyclic Evolution) Theory—for predicting future social and business trends to the International Future Research Conference. Serving as a compass guiding the Group's management for over 30 years, this theory predicts a shift from industrialized society to an "Optimization Society" starting from 2005.

Rather than merely providing the material prosperity achieved by industrialized society, the new Optimization Society will emphasize spiritual richness and more holistic human life. This new society will achieve an optimally balanced fusion between the contradictory concepts and values embodied in such dualities as individual/society, culture/nature, and human/machine. Issues neglected by industrialized society, such as industrial pollution and its effects on the environment, natural resource depletion, safety, peace of mind, and equal access to health care, education, and other fundamental human rights, will thus be addressed. A concrete example might be automobiles capable of sensing potentially hazardous conditions in the surrounding environment that automatically avoid accidents. The SINIC Theory posits that machines will conform to the requirements of humans, not vice versa, in the Optimization Society. In the coming Optimization Society, therefore, the Omron Group's mission will be to contribute to satisfying social needs centered on peace of mind, safety, and environmental conservation by leveraging our sensing and control technology strengths to achieve a "best match" between human requirements and machine capabilities.

TOWARD WELL-ESTABLISHED CORPORATE GOVERNANCE

The Company's introduction of an internal company system and a managing officer system in 1999 was aimed at separating the roles of corporate management and actual business operations. In an effort to reinforce the management oversight function, Omron increased the number of outside directors and outside corporate auditors as well as established within the Board of Directors the Compensation Advisory Committee, which is chaired by an outside director, as is the Personnel Advisory Committee. At the same time, in order to provide greater disclosure of information to stakeholders we began making quarterly presentations of our financial results.

Responding to stakeholders' expectations in my role as Chairman of the Board of Directors, I place the highest emphasis on three specific elements of corporate governance: fulfilling management accountability, achieving management transparency and strengthening disclosure, and pursuing high business ethics. To further strengthen the Group's competitiveness in the global business environment and thereby achieve our management goal of maximizing long-term corporate value, we are committed to enhance our corporate governance system to enables us to respond quickly to changes in the business environment.

July 2004

Yoshio Tateisi
Chairman of the BOD

TO OUR SHAREHOLDERS, CUSTOMERS, AND ALL OTHER STAKEHOLDERS



Our mission—to contribute meaningfully to the development of society—is more than just an empty dream. That's because we have adopted a realistic approach to carrying out this mission, effectively utilizing our accumulated managerial resources.

Hisao Sakuta
President and CEO

RETROSPECTIVE ON FISCAL 2003

1. Operating Environment

○Momentum fueled by domestic private-sector capital investment and continued growth in China

The subtle signs of recovery in the Japanese economy, which began to emerge during the fiscal year ended March 31, 2003, grew increasingly apparent over the course of fiscal 2003, ended March 31, 2004. The biggest difference compared to past recovery cycles is that the present upturn is not solely reliant on exports but rather is grounded in solid domestic demand. In particular, movement is being felt in the new growth industry of digital consumer electronics, even as long-depressed private-sector capital investment has shown impressive double-digit year-on-year growth for the fiscal year under review.

At the same time, overseas expansion is picking up, centered on China, where the Omron Group has prioritized business development for some time. Currently making a transformation from the "world's factory" to the largest consumer market on earth, China achieved strong real GDP growth of 9.1% during the year under review.

2. Operating Results of the Omron Group

○High-value-added technology and marketing, combined with aggressive overseas business development

Overall sales for fiscal 2003 outpaced our initial target by 4.4%, rising to ¥584.889 billion, a 9.3% increase over the previous year. Our Automotive Electronic Components Business (AEC) receded because of production cutbacks by North American automakers. Moreover, sales in the Other Businesses segment declined due to exclusion of a number of previously consolidated subsidiaries from the period's consolidated results owing to structural reforms implemented prior to September 2003. Nevertheless, we could achieve the better-than-expected results, thanks largely to strong performances by our core business segments. In addition to positive conditions in the macro business environment, I believe the expansion in sales was driven by our solid grasp of customers' diversifying and increasingly sophisticated requirements, which in turn guided our development and market launch of technology-driven products and provision of solutions to help our customers attain greater productivity and improved quality. Specifically, we actively undertook proposal-based sales and marketing activities focusing on the semiconductor and flat panel display (FPD) industries, and succeeded in substantially expanding sales of such products as base inspection systems, displacement sensors, and high-precision control devices. In addition, sales of backlights used in cellular phones doubled by differentiating our products in respect of lower energy consumption and increased brightness.

Geographically, sales rose 11.0% year-on-year in Japan and 6.8% overseas. Sales in China, in particular, showed strong growth of approximately 30%, including direct exports from Japan, which is clearly one of the most important factors of the year under review.

○Structural improvements and increased net sales yield record profits

Operating income jumped 59.1% year-on-year to ¥51.403 billion, while net income soared by a factor of over 52.5 to ¥26.811 billion, both record highs. These figures exceeded our initial targets by 19.5% and 41.1%, respectively.

Our proactive stance for strengthening our technological edge and new market development resulted in increase in expense by ¥13.4 billion during the year. Nevertheless, this was more than offset by the positive effects of an increase in net sales (¥22.2 billion) and productivity gains (¥10.2 billion). Productivity gains were the fruits of our Value-added Innovation Committee 21 (VIC21) structural reforms, launched in fiscal 2001, which served to accelerate reductions in variable costs and fixed manufacturing costs.

Return on shareholder's equity (ROE) jumped from 0.2% to 10.2%, thus reaching a year ahead of schedule the 10% target set out in VIC21. In short, I would summarize the year's achievements by noting that we succeeded in establishing a solid platform for the next stage of growth.

Results of VIC21 Structural Reforms

Period of implementation: April 2002 to September 2003

Item	Target	Actual
Reduction in groupwide fixed and variable expenses	¥30.0 billion	¥32.4 billion
Expansion of overseas production ratio (compared with March 2001)	50% increase in ratio	52% increase in ratio
Absorption or sale of low-profit or unprofitable businesses	2 businesses, 5 subsidiaries	8 businesses, 11 subsidiaries

Review of GD2010 Phase 1



(ROE: %)
10% ROE achieved
1 year ahead of schedule
15
10
5
0
-5
-10
6.7
7.5
8.4
10.2
10.0
9.3
0.2
-5.1
Structural Reforms
(VIC21)
FY00
FY01
FY02
FY03
FY04
Initial ROE target
Actual ROE

OUR GROWTH STRATEGY: SOLIDIFYING PAST INITIATIVES FOR THE FUTURE

1. The Essence and Inevitability of Strategy

○Strengthening profitability, growth potential, and stability to maximize corporate value

It is my conviction that a CEO's primary responsibility is to respond to stakeholders' expectations by maximizing corporate value. Accordingly, in 2001 the Omron Group formulated Grand Design 2010 (GD2010), a long-term management plan expressing the desired direction for the Group over the coming decade, with the priority goal of maximizing corporate value over the long term.

I believe that corporate value is composed of three major elements. The first of these is profitability. Only by producing profits that exceed current investment costs can an enterprise begin to achieve value, and high profitability demonstrates high-added-value business development based on technology that distinguishes a company from its competitors. In GD2010, we established 10% of ROE as a profitability benchmark for our medium-term management objectives. The second element is growth prospects. Needless to say, the market places a premium, thus respects the bland value, only on companies demonstrating growth potential. The third element is stability. It is vital that a Company establish a solid earnings base capable of withstanding volatility in the external environment. In order to increase profitability and stability, it is necessary to reinforce both financial and production systems. To raise growth potential, meanwhile, technology and marketing must be organically integrated. These principles are the essence of GD2010.

2. Verification of the Past

○Strengthening our earnings base —turning the negative into the positive

Shortly after the launch of GD2010, the Omron Group was hit by a major downturn in the economy, pushing us off the path of growth that we had envisioned. In response, from fiscal 2002 we focused on increasing profitability at an accelerated pace via structural reforms stipulated in VIC21. Under VIC21, we carried out several significant reforms. Specifically, an early retirement program led to a reduction in domestic employment of about 1,460 people. Furthermore, we closed three plants or partially transferred functions overseas, and sold or absorbed eight businesses and 11 subsidiaries. At the same time, we achieved cost reductions by undertaking sweeping re-evaluations of our production processes and materials procurement. As a result, we achieved all of VIC21's numerical targets, including overseas production ratios and business portfolio revision as well as reductions in fixed and variable expenses (¥32.4 billion actual vs. ¥30.0 billion target). This prepared the ground for the dramatic earnings recovery we enjoyed during the year under review.

3. Issues for the Future

○Offensive-defensive strategic balance for progress in the next stage of growth

By bringing our profitability targets (ROE) one year forward, I feel that we are now at a stage where we can work on improving our growth and stability. This does not mean, however, that our mission to raise profitability has ended. Despite our gradual strengthening of our earnings base, it is not yet solid enough to enable us to maintain superior international competitiveness. Bearing this in mind, we have divided the remaining seven years of GD2010 into two parts. During the first four years, from fiscal 2004 to fiscal 2007, dubbed GD2010 New Phase 2, we will implement a strategy of offensive/defensive balance with an eye to increasing the prospects for growth and stability, all the while paying keen attention to profitability.

Doubling Total Business Value


GD2010 Long-Term Management Goal
Maximizing long-term corporate value
New Medium-Term Management Goal
Doubling total business value
Enhancing brand value
Business C PV*
Business B PV*
Business A PV*
Corporate expenses
Total business value
Brand value
Corporate value

* PV=Present Value

○Strategy Overview for GD2010 New Phase 2 —Improving production and sales efficiency, and expanding growth-oriented regions and business domains

To raise profitability, we are focusing on two major initiatives. First, we are increasing the efficiency of our marketing system by strengthening and integrating our authorized distributors. Second, we are rationalizing our production processes and materials procurement. Through these two measures, we aim to lower the aggregate ratio of selling, general and administrative (SG&A) expenses and fixed manufacturing expenses to total sales by several percentage points during GD2010 New Phase 2.

We will achieve higher earnings stability and growth potential, meanwhile, by carrying out the following two measures. First, we will further develop high-growth markets, particularly China. Second, we will expand new technology-driven business domains with high-value-added technologies, namely, our four core technologies of microreplication processing, light wave control, vision/optical/radio wave sensing, and artificial intelligence information control. Through these measures, we will reach the final goal of GD 2010 New Phase 2, which is a doubling of the aggregate business value, i.e., the total current net value of future cash flows, generated by each of our business segments.

*For more details of our New Phase 2 strategy, please refer to the section entitled "FY2004-2007 Medium-Term Management Plan (GD2010 New Phase 2)."

CORPORATE GOVERNANCE

Strong corporate governance systems are required for the maximization of corporate value, two essential facets of which are (1) committed execution of strategy and (2) incorporation of valuable opinions and critiques from outside the company. The Company's management is centered on the Board of Directors, Executive Meeting, and Board of Corporate Auditors. The managing officer system and internal company system serve to promote the separation of the roles of corporate management and business execution, while also speeding up decision-making, with management monitoring provided by the corporate auditors. Furthermore, thorough a proactive IR strategy and an open shareholders' meeting, management receives valuable opinions and critiques from investors and analysts. We will continue to further enhance and reinforce our corporate governance.

A RETURN FOR ALL OF OUR STAKEHOLDERS

We are committed to rewarding shareholders for their support through both expanded corporate value and dividends. On the other hand, as we enter a new stage of growth we will be required to expand advance investments in future growth for the time being, necessitating higher levels of retained earnings.

That much said, we take our dividend policy quite seriously. In fact, in the year under review we doubled the dividend to ¥20 per share, including a 70th anniversary commemorative dividend of ¥7 per share. For the future we are targeting a dividend payout rate of about 20% of consolidated current net income. To our customers, we will contribute to greater productivity and profitability by providing high-value-added products and services. To society at large, we will contribute to the maintenance of a sound society and environment through our business activities and through a variety of volunteer activities. With the unwavering trust and support of all our stakeholders, the Omron Group will continue to strive to maximize corporate value.

July 2004

Hisao Sakuta
President and CEO

SPECIAL FEATURE:
FY2004 - 2007 MEDIUM-TERM MANAGEMENT PLAN "GD2010 NEW PHASE 2"
—Strategy of Balancing Growth and Earnings—

Maximizing Long-Term Corporate Value


Phase 1
Establish a profit structure
New Phase 2
Build a growth structure
Phase 3
Achieve a growth structure
FY2001
FY2004
FY2007
FY2010
Target
ROE 10%
Double total business value

PROLOGUE
—AIMING AT DOUBLING TOTAL BUSINESS VALUE

Due principally to a substantial worsening of the economic climate immediately following launch of our long-term growth vision, Grand Design 2010 (GD2010), the performance of the Omron Group deviated considerably from the growth path initially laid out. With subsequent steady implementation of the productivity improvement structural reforms, Value-added Innovation Committee 21 (VIC 21), however, we were finally able during fiscal 2003 to improve our profitability to where it surpassed the goals we set in GD2010. With that as a turning point, we will now move forward steadily toward maximizing the Omron Group's corporate value, the original aim of GD2010.

Maximizing corporate value, however, is not a goal that can be accomplished overnight. During the first half of the remaining seven years of GD2010, therefore, we will be seeking a balance between growth and earnings, with the aim of doubling the total present value of the future cash flows anticipated from our various business segments.

OPERATING STRUCTURE REFORM
—FURTHER REINFORCEMENT OF PLATFORM FOR PROFITABILITY

1. Basic Recognition:

We are far from satisfied with the current situation

Although ROE and other indicators of profitability exceeded initial projections following implementation of VIC21, we are fully aware that the current situation does not allow us to rest on our laurels. All we have accomplished thus far is to improve slightly the structural weaknesses we identified. It is important, in particular, to promote still further our ability to cope with changes in the external environment and our international competitiveness.

2. Concrete Strategies and Objectives:

Further reductions in SG&A and fixed manufacturing cost ratios

As a goal for further reinforcing our earnings structure, we are aiming to increase our operating income from the current 8.8% to more than 10% by fiscal 2007. The specific ways in which we will accomplish that goal are to accelerate shifting production to China to reduce our fixed manufacturing cost ratio while promoting efficiency in our sales and related support structures and further reductions in SG&A expenses for a lower SG&A ratio. The combination of lower fixed manufacturing costs and SG&A ratio is expected to result in a 2-3 percentage points drop making it possible to realize operating income margins of over 10%.

Full-Fledged Growth in China

	Fiscal 2001 Actual ⟹	Fiscal 2004 Plan
Net sales:	¥25.0 billion	¥50.0 billion
Investment:	¥8.5 billion (FY2001–2003)	

	Fiscal 2003 Actual	Fiscal 2007 Plan
Net sales:	**¥38.8 billion**	**¥150.0 billion**
Investment:	**¥30.0 billion (FY2004–2007)**	

Sales in the China Region



Billions of yen
150
120
90
60
30
0
FY01
FY02
FY03
FY04
FY05
FY06
FY07
4 times in 4 years
¥150.0 billion
GD2010 New Phase 2

BUSINESS DOMAIN STRUCTURAL REFORMS —ESTABLISHMENT OF NEW PLATFORMS FOR GROWTH

1. Basic Recognition:

Essential to raise the level of potential growth in each business domain

We define business value as the present value of future cash flows anticipated from the Group's various business domains. In order to realize increased business value it is essential to improve the profitability of existing businesses (operational structure reforms) and to increase our sales in growth domains.

2. Basic Strategy:

Further development of high growth regions and of value-added fields utilizing our technological edge

Two main focuses mark our approach to raising the top line. The first focus is to prioritize the development of geographic regions (markets) with high growth potential. That means placing primary emphasis on the Chinese market. The second focus is to fully leverage and then further strengthen our technological edges in order to advance into new, high value-added business domains. Through the second focus, in particular, we are confident that we can achieve top line growth even in mature markets such as those in Japan, Europe and North America.

1) Further development in high growth regions —Emphasis on China

The Omron Group places China at the top of the list of regional markets to be developed. Although business contraction is anticipated in the short term in China due to government tightening to bring economic overheating under control, growth potential remains strong in the medium to long term as China continues to serve as the "world's factory" while also emerging as one of the world's great consumer market. The Group chalked up ¥38.8 billion in sales during fiscal 2003 in the Chinese market, and has already achieved a correspondingly well-recognized presence there. By fiscal 2007, the Group aims to roughly quadruple its sales in China to ¥150.0 billion.

At the center of our strategy in China are our Industrial Automation Business (IAB), Electronic Components Business (ECB), and Healthcare Business (HCB). Major manufacturers from Japan, Europe and North America are expanding their output in China, and more sophisticated automation is being required alongside expanding demand for leading-edge devices such as micro lens arrays (MLAs). In addition, as the living standard in China continues to climb rapidly, the growth potential is increasing for various healthcare products.

Factors such as the spread of private car ownership and development of the transportation infrastructure, moreover, are expected to result in expanded needs that positively affect the demand felt by the Automotive Electronic Components Business (AEC) and the Social

Technology-Centered Growth

Growth structure of four core technologies and two fields

Core technologies			Product fields		Product examples
• Micro-replication processing • Master/Electrotyping • Reproduction/Materials • MEMS	×	• Lightwave control	Fields where light nano-technology is a strength	Optical display devices	MLA, etc.
				Optical communication devices	SPICA, etc.
				MEMS components	3-axis acceleration sensors, etc.
• Vision sensing • Lightwave sensing • Radio wave sensing	×	• Artificial intelligence information control (Fuzzy/AI)	Fields where sensing is a strength	Quality lifecycle management (QLM)	Waveform analysis and diagnostics solutions (SIGNARC, etc.)
				Car Safety	HDRC etc.
Sensing technology		Control technology			

Systems Business (SSB).

The Omron Group will, therefore, continue to shift production to China as a means of improving its international competitiveness. Greater levels of capital investment are essential in order to aggressively pursue these efforts in terms of both sales and manufacturing. We plan to expand total investment in China to ¥30.0 billion during next four years to fiscal 2007, which is 3.5 times the ¥8.5 billion invested over the preceding three years by fiscal 2003.

2) Further development in new technological domains

From the perspective of the Omron Group, the most powerful driver for realizing growth is technology designed to differentiate the Group from competitors. During our more than 70 years of history we have successfully developed four core differentiated technologies: 1) ultra-precision 3D fabrication and replication technology, 2) lightwave control technology, 3) vision, optical, and radio wave sensing, and 4) knowledge and information control. Various combinations of these four technologies give rise to cultivation of a wide range of high value-added products.

The application of ultra-precision 3D fabrication and replication technology and lightwave control technology, for example, has resulted in the development of MLAs for cellular phones, as well as discoveries such as replicated polymer optical waveguide (SPICA) for optical communication devices. Growth potential in the MLA business is particularly high. Our MLAs offer double to triple the brightness of existing devices, with only a third to half of the power consumption. Many cellular phone manufacturers have already recognized the superiority of our MLAs and have adopted them in their products.

Products with high growth potential are also appearing from the combination of vision, optical, and radio wave sensing technology with knowledge and information control technology (artificial intelligence and fuzzy technology). Examples include waveform analysis diagnosis solutions and in-vehicle high dynamic range CMOS (HDRCs). Waveform analysis diagnosis solutions incorporate the abilities and knowledge of skilled workers on production and shipment lines into algorithms, enhancing the quality of production equipment. HDRCs are capable of substantial contributions to driver support functions, an area in which automobile manufacturers are actively competing to differentiate themselves from their competitors.

Our strategy based on the domains integrating these core technologies, i.e., a) ultra-precision 3D fabrication and replication technology with lightwave control technology, and b) vision, optical, and radio wave sensing technology with knowledge and information control technology, aims for a six-fold increase in sales to ¥60.0 billion by fiscal 2007, from the current ¥10.0 billion.

BUSINESS LINEUP

■ % of Net Sales (FY2003 Actual)

■ Net Sales and Operating Income

IAB

INDUSTRIAL AUTOMATION BUSINESS

Manufacture and sale of control components for factory automation, etc.


39.3%


(Billions of yen)
FY01
184.2
12.1
FY02
202.5
24.1
FY03
229.6
34.2
Net Sales
Operating Income

ECB

ELECTRONIC COMPONENTS BUSINESS

Manufacture and sale of electronic components for consumer electronics, communication equipment, etc.


15.2%


(Billions of yen)
FY01
81.1
7.9*
FY02
79.4
10.3
FY03
89.0
14.6
Net Sales
Operating Income

*Operating income for fiscal 2001 includes the figures for Automotive Electronic Components Business.

AEC

AUTOMOTIVE ELECTRONIC COMPONENTS BUSINESS

Manufacture and sale of electronic components for automobiles


10.1%


(Billions of yen)
FY01
50.8
*
FY02
59.5
4.3
FY03
58.8
1.0
Net Sales
Operating Income

*Operating income for fiscal 2001 is included in the figures for Electronic Components Business.

SSB

SOCIAL SYSTEMS BUSINESS

Provision of equipment, modules, services, and solutions in financial, station management and transportation areas


23.3%


(Billions of yen)
FY01
128.1
-3.0
FY02
116.7
1.2
FY03
136.0
10.4
Net Sales
Operating Income

HCB

HEALTHCARE BUSINESS

Manufacture and sale of medical devices


8.0%


(Billions of yen)
FY01
40.6
1.6
FY02
42.3
3.8
FY03
47.0
7.2
Net Sales
Operating Income

Other

OTHER BUSINESSES

Exploration of new business, business not included in above


4.2%


(Billions of yen)
FY01
49.2
2.6
FY02
34.7
4.5
FY03
24.5
3.8
Net Sales
Operating Income

Notes: All the sales described herein are on the basis of segment classification effective in 2003.

■Sales Breakdown, by Product and Service (FY2003 Actual)	■ Main Products and Services
–Industrial equipment 41% –System equipment 32% –Sensors 27%	• Control Relays (Relays, Timers, Counters etc.) • Control Switches (Limit Switches, Micro Switches, Manipulate Switches etc.) • Control Devices (Temperature Controllers, Power Supplies, Level Controllers, Protective Devices, Digital Power Meters, Transmission Units, Wireless Units, Energy-Saving Devices, etc.) • Sequence Control Equipment (PLCs, Industrial Networking Equipment, Programmable Terminals, Application Software, etc.) • Motion Controllers (Inverters, Servo Motors, etc.) • Sensors (Photoelectric Sensors, Proximity Sensors, Displacement Sensors, Pressure Sensors, Ultrasound Sensors, Measurement Sensors, Vision Sensors, Visual Components, Information Sensing Equipment, etc.) • Inspection Systems (PCB Inspection Systems, Sheet Inspection Systems, etc.) • Safety-Related Devices (Safety Relays, Door Switches, Safety Controller, Area Sensors, Safety Mats, etc.)
–Consumer electronic components 66% –Semiconductors 12% –Amusement equipment 16% –Other 6%	• Switches (Micro Switches, Tactile Switches, Trigger Switches, etc.) • Relays (General-Purpose Relays, PCB Relays, relays for telecommunications equipment, etc.) • Amusement Components, Units and Systems (Sensors, Keys, IC's, IC Coin Systems, etc.) • Connectors, Sensors for Consumer, Micro Lens Alleys • Components for Printers and Photocopiers (Toner Sensors, Face Recognition Systems Software Components, etc.) • Components for Mobile Equipment (Backlights and Flash Lights for Mobile Phones, etc.)
–Automotive relays 19% –Switches 26% –Electric control equipment 42% –Other 13%	• Various Automotive Relays, Switches, Keyless Entry Systems, Power Window Switches, Electric Power Steering Controllers, Various Controller, Laser Radar Devices, etc.
–Financial 35% –Train station management 17% –Transportation 12% –Other 37%	• Electronic Fund Transfer Systems and Modules (Automated Teller Machines, Cash Dispensers, Automated Bill Changers, Automated Loan Application Machines, Credit/Debit Card Transaction Terminals, etc.) • Public Transportation Systems and Modules (Automated Ticket Venders, Automated Passenger Gates, Automated Fare Adjustment Systems, Commuter Ticket Issuing Machines, Ticket Window Machines etc.) • Traffic and Road Management Systems (Traffic Management Systems, Vehicle Information and Communication Systems, Travel Time Measurement Systems, Public Transportation Priority Systems, etc.) • Room Access Control Systems, Face Recognition Systems, Card Reader/Writer
–Blood pressure monitors 54% –Thermometers 11% –Nebulizers 8% –Chair massagers 5% –Body composition monitor with scale 6% –Other 16%	• Circulatory System Device and Bio-Chemistry System Device (Blood pressure monitor for home use, Blood pressure monitor for professional use) • Obesity Solution Device (Body composition monitor, pedometer) • Lifestyle Improvement Programs ("Kenko Tastujin", "Kenko partner") • Other Medical and Healthcare Device (Thermometer, Massager, Nebulizer)
	• Personal Computer Peripherals (ADSL Modems, Broadband Routers, Uninterruptible Power Supplies, etc.) • RFID Systems (IC Tags, Reader/Writer, Antenna, etc.) • Remote Supervisory Systems, Vehicle Disturbance Surveillance Devices • Commercial Game Machines (Photo Sticker Machine)

IAB

INDUSTRIAL AUTOMATION BUSINESS

The IAB segment is our Group's core business, accounting for 39.3% of consolidated net sales. We are Japan's foremost manufacturer of control equipment for factory automation (FA), providing high precision sensing and control equipment that contributes considerably to improving the productivity and profitability of manufacturers in a wide range of industries.

IAB Results and Projections

Billions of yen (unless otherwise specified)

	FY2004 Projected	FY2003	FY2002	FY2001
Net Sales	**¥ 239.0**	¥ 229.6	¥ 202.5	¥ 184.2
Domestic	**123.5**	117.1	102.2	95.5
Overseas	**115.5**	112.5	100.3	88.7
North America	**20.2**	19.6	19.9	18.5
Europe	**61.0**	60.7	53.0	47.9
Asia	**9.5**	13.6	12.1	10.2
China	**20.7**	18.4	15.0	12.0
Direct exports	**4.1**	0.3	0.3	0.2
Operating income	**37.6**	34.2	24.1	12.1
Operating income margin	**15.7%**	14.9%	11.9%	6.6%
Capital expenditures	**10.2**	7.3	8.0	4.5

Note: Exchange rates for projections are ¥105 to the US dollar, and ¥125 to the euro.

Sales Breakdown, by Product
(Fiscal 2003 Actual)


27%
41%
32%

- Industrial Equipment: Power supplies, Temperature controllers, Control relays, Timers, Switches etc.
- System Equipment: PLCs, Inverters, Motion controllers etc.
- Sensors: Application sensors, Photoelectric sensors, Proximity sensors etc.

STRENGTHS AND POSITIONING IN THE INDUSTRY

High precision sensors are based on sensing technology, one of the Group's core competences. They are used for inspecting and measuring products in a wide range of manufacturing processes, and our Group boasts of nearly a 60% share of the domestic market for these sensors.

Another of the core competences of the Group is control technology used in programmable logic controllers (PLCs). The Group's share of that domestic market is about 20%. PLCs allow sophisticated processing of data from various control components, such as sensors, timers, temperature regulators, and switches, and the efficient control of machines and equipment. In effect, they serve as the "brains" at production jobsites.

Note: Market share figures are based on the statistics taken by Nippon Electric Control Equipment Industries Association (NECA)

Major IAB Products

Auto Sensory Inspection System "Signarc"

signarc®
Analytical Power

Signarc is a solution services business aimed at improving product quality, using Omron's proprietary Waveform Analysis Diagnosis technology. It assesses the products' condition and identifies causes of product malfunctions based on the sounds and vibrations emanating from products equipped with motors or other drive parts.

Solution Service Business for SMT Process Improvement


Q-upNavi

This solution service promotes minimization of losses caused by mounting errors and introduction of lead-free technology in SMT process through providing the customers with printed circuit board inspection systems, and software for defective analysis and/or lead-free introduction, as well as consulting services.

OPERATING RESULTS IN FISCAL 2003

A look at operating results for fiscal 2003 shows that machinery orders, a leading indicator of private-sector capital investment, increased 8.2% year-on-year in the domestic market, the first increase in three years. In China, meanwhile, a priority overseas business region where the Group is making special sales efforts, industrial output increased an impressive 16.3%. In that business environment, domestic sales for IAB increased 14.6% year-on-year to ¥117.1 billion and overseas sales increased 12.1% year-on-year to ¥112.5 billion. Total sales thus reached ¥229.6 billion, up 13.4% year-on-year.

As recovery in capital investment continued to strengthen in the domestic market, the Group has energetically pursued solution-based sales for resolving problems related to quality improvement and IT integration at the factory floor level for semiconductors, flat panel displays, electronic components, automobiles, food products, machine tools, transportation equipment, and packaging equipment. As a result, sales increased substantially for products such as base inspection systems, displacement sensors, vision sensors, motion controllers, and safety-related devices.

In overseas markets, the Group reinforced its direct marketing aimed at customers, expanded and improved its sales channels, and made solid efforts in promoting products for social infrastructure, resulting in increased sales in China and other countries in Asia. Sales in China were especially notable, up 23.1% year-on-year to ¥18.4 billion, the second consecutive year of runaway growth in excess of 20%. In North America, meanwhile, despite increased capital investment (up 2.8% year-on-year) and although demand was generally buoyant, the appreciated yen brought about a 1.7% decline in sales (sales increased 6.2% on local currency basis) to ¥19.6 billion. In Europe, although the local business environment was severe due to the appreciated euro and sluggish capital investment, aggressive sales and marketing efforts resulted in a sales increase of 14.4% (sales increased 4.8% on local currency basis) year-on-year to reach ¥60.7 billion.

FUTURE OUTLOOK AND STRATEGY

Bullish capital investment is expected to continue during fiscal 2004. Efforts in the domestic market will include more efficient utilization of the system of authorized distributors and an expansion of our solutions business. In overseas markets, since China will continue to be a priority business region we will reinforce our supply network for general-use products there, introduce a sufficiently competitive cost structure in the context of the Chinese market, and enhance our sales and marketing capabilities. At the same time, we will energetically promote an expansion of new businesses focused on new requirements in manufacturing industries related to quality, safety, and the environment. Based on an outlook for global development and new business growth, sales for the IAB Group for fiscal 2004 are expected to increase 4.1% year-on-year to reach ¥239.0 billion.

F3SX Safety Controller



A safety circuit is already built in the controller. The product thereby contributes to higher level of safety at worksites without making any special designs for the safety.

D4N Small Safety Limit Switch



This switch is completely free of RoHS (Restriction of Hazardous Substances) designated hazardous chemicals such as cadmium and lead.

ECB

ELECTRONIC COMPONENTS BUSINESS

The ECB segment accounts for 15.2% of consolidated net sales, concentrated on electronic components such as relays, switches, and connectors for consumer appliances, telecommunications equipment, and industrial equipment applications. In recent years, we have placed a special focus on the development of new growth areas that take advantage of our proprietary technology, allowing us to establish a strong presence in optical devices like backlight-micro lens arrays (B-MLAs) for cellular phones.

☐ ECB Results and Projections

	Billions of yen (unless otherwise specified)			
	FY2004 Projected	FY2003	FY2002*	FY2001*
Net Sales	¥ 107.0	¥ 89.0	¥ 79.4	¥ 81.1
Domestic	57.0	47.5	43.1	44.9
Overseas	50.0	41.5	36.3	36.2
North America	9.8	10.5	11.6	12.5
Europe	11.1	10.4	9.3	9.3
Asia	4.7	5.0	4.7	4.2
China	11.0	9.1	7.5	7.7
Direct exports	13.4	6.6	3.1	2.5
Operating income	16.2	14.6	10.3	7.9
Operating income margin	15.1%	16.4%	13.0%	6.0%
Capital expenditures	9.9	7.1	6.9	12.0

Note: Exchange rates for projections are ¥105 to the US dollar, and ¥125 to the euro.
*In April 2003, AEC business was separated from ECB segment. For easier comparison under the new organization, sales for FY2002 and FY2001 are recomputed on the new segment basis. However, adjustment for operating income, operating income margin, and capital expenditure are only made for FY2002.

Sales Breakdown, by Product
(Fiscal 2003 Actual)


6%
16%
12%
66%

☐ Consumer Electronic Components: Connectors, Switches, Relays, Built-in sensors
☐ Semiconductors: B-MLA
☐ Amusement equipment: IC coin systems
☐ Other: Mobile equipment (LED backlight, transducer), Toner sensors for office automation equipment

STRENGTHS AND POSITIONING IN THE INDUSTRY

Since we started working on the development of pressure sensors and acceleration sensors using MEMS* technology about 15 years ago, we have been expanding our presence in the area of "Sensing & Control," pushing forward with technology to set the company apart from competitors. Important strengths for the Group include a number of proprietary and advanced technologies in the area of light-wave control, as well as product development capabilities for integrating these technologies. Backlights for cellular phones are an example of this success. Since the arrival of these products on the market in fiscal 2001, our superiority in terms of brightness and low energy consumption has led to the adoption of the backlights by many cellular phone manufacturers around the world.

*MEMS (microelectro mechanical systems), also known as micro machines, are micro three-dimensional structures produced using semiconductor manufacturing process. Two-dimensional structures such as large-scale

☐ Major ECB Products

LCD backlight



A backlight for LCD use, which enhances brightness and reduces power consumption of mobile equipment such as cellular phones. We are working on continuous upgrade of the product in response to the increasing needs for sophistication and downsizing of cellular phones and other LCD equipment.

Optical Switch



A small, low-power consumption, low-cost optical switch based on our proprietary MLA and fine mechanical technology. It contributes to accelerate the spread of home-based optical communication devices that are increasingly in demand on the back of ongoing diffusion of digital broadcasting.

integrated (LSI) chips are limited to the integration of electronic circuits, but the realization of three-dimensional structures has enabled the extreme miniaturization of various sensing functions and actuators, which can be applied in a wide variety of fields.

OPERATING RESULTS IN FISCAL 2003

Although the business climate surrounding the ECB segment has been positively impacted by steadily rising demand for consumer appliances, telecommunications infrastructure, and the mobile device industry, profitability has been pressured by factors such as the strong yen and the price erosion by competition and customers' requests.

Domestic sales for the fiscal year under review were up 10.2% compared to the previous fiscal year, to ¥47.5 billion, while overseas sales were up 14.3%, to ¥41.5 billion, for a total increase of 12.1% to ¥89.0 billion. Despite the trends toward a stronger yen and price erosion, however, growth led by technology designed to set us apart from competitors succeeded in boosting operating profits by 41.6%.

Reviewing products, high value-added products for cellular phones showed especially strong growth, with the backlights released in fiscal 2001 expanding to reach sales of ¥7.5 billion, or double the figure for the previous year. Narrow pitch flexible printed circuit (FPC) connectors and LED light modules for cellular phones, produced using ultra-precision 3D fabrication and replication technology, also showed consistent sales growth. In addition, sales of signal relays for base station grew substantially due to rapid expansion in the telecommunications infrastructures in China and Europe.

FUTURE OUTLOOK AND STRATEGY

For fiscal 2004, we expect that severe price competition will continue although the demand for digital consumer appliances and cellular telephony is still on the rise. The Omron Group will accordingly move to develop new growth areas, and will focus on the combination of ultra-precision 3D fabrication and replication and lightwave control technologies for application in optical display devices, optical communications devices, and MEMS. In the area of optical display devices, in particular, we are actively pursuing large-scale backlights used in televisions and monitors. With this end in view, we acquired the backlight business of KOA Corporation in June 2004. Due primarily to the expansion in the new growth area, we expect the segment's sales to achieve 20.2% year-on-year growth in fiscal 2004, to ¥107.0 billion.

MEMS Flow Sensor



This sensor is able to measure gas velocity and direction at extremely low flow rates, using newly developed MEMS device. With this sensor, it is possible to detect even such slight movements as butterfly's flutter.

DC Power Relay



This DC power relay allows quickly-interrupting high voltage current loads safely and silently, thus contributes to the diffusion of clean energy vehicles such as hybrid cars and fuel cell vehicles.

AEC

AUTOMOTIVE ELECTRONIC COMPONENTS BUSINESS

The AEC segment, which accounts for 10.1% of consolidated net sales, is specializing in automotive electronics industry, and carrying out operations with a focus on providing components built into automobiles, such as controllers, sensors, switches, and relays. Priority requirements in the fast-evolving automotive electronics market are for safety, comfort, and environmental friendliness, and the Omron Group is actively developing new products such as safety control systems for window opening/closing and sensors for measuring the distance between vehicles.

☐ AEC Results and Projections

	Billions of yen (unless otherwise specified)			
	FY2004 Projected	FY2003	FY2002	FY2001
Net Sales	¥ 62.5	¥ 58.8	¥ 59.5	¥ 50.8
Domestic	27.5	24.8	23.6	20.8
Overseas	35.0	34.0	35.9	30.0
North America	21.6	20.9	23.4	21.2
Europe	3.7	4.0	3.7	1.8
Asia	9.7	8.8	8.6	7.0
China	—	—	—	—
Direct exports	—	0.3	0.2	—
Operating income	2.9	1.0	4.3	*
Operating income margin	4.6%	1.7%	7.2%	*
Capital expenditures	9.4	9.0	6.2	*

Note: Exchange rates for projections are ¥105 to the U.S. dollar, and ¥125 to the euro.
*Operating income and capital expenditures for fiscal 2001 are included in the figures for ECB.

Sales Breakdown, by Product
(Fiscal 2003 Actual)


13%
19%
26%
42%

☐ Automotive Relays: PCB relays, Power relays
☐ Switches: Power window switches, Power seat switches etc.
☐ Electric Control Equipment: Keyless remote controllers etc.
☐ Other: Laser radar devices, Sensors etc.

STRENGTHS AND POSITIONING IN THE INDUSTRY

Applying the Omron Group's core competence in Sensing & Control technology, we are pushing forward with new developments in the market for automotive electronics. Some examples are power window switches integrating motor control technology for safer window opening and closing, keyless remote entry systems using wireless communications technology, and laser radar incorporating sensor technology for measuring the distance between vehicles. We are also conducting R&D works on miniaturized mounting technology for controllers and products that comply with environmental regulations. Innovations are constantly being introduced in the automotive electronics industry, and the Group is working hard to satisfy the needs of customers and the industry with advanced technological development capabilities for product excellence in miniaturization, performance, sensitivity, and functionality.

☐ Major AEC Products

Automotive Laser Radar



This radar measures the distance of vehicle ahead by sensitive, wide-field laser for traffic control purpose. People and bicycles are also detectable.

Power Window Switch



This switch with anti-pinch control function automatically stops the upward movement of a power window when it comes in contact with an obstruction. The application of this function is extending to side doors and sunroofs.

OPERATING RESULTS IN FISCAL 2003

Production in the domestic automobile industry was flat on a unit basis. On the other hand, production showed a 3% year-on-year decline in North America, which is one of our major markets accounting for 36% of the segment sales. The appreciation of the Japanese yen and the Canadian dollar against the U.S. dollar, and intensified price competition, also negatively affected the business environment surrounding the business segment.

Given that context, domestic sales for the AEC segment were up 5.4%, to ¥24.8 billion, with overseas sales down 5.4% versus the previous year, to ¥34.0 billion, resulting in an overall decline of 1.1% to ¥58.8 billion.

Domestically, in addition to electric power steering controllers, expansion in new safety related products, such as laser radars and door lock controllers, contributed to the sales growth.

Overseas, however, sales in North America dropped 10.8% (3.7% decrease on local currency basis) compared to the previous year due to production and inventory adjustments centered on the Big Three. In Europe, on the other hand, a strong sales performance by on-board relays for electric components manufacturers resulted in a 9.4% increase to ¥4.0 billion (0.3% increase based on local currency basis) versus the previous year. In the countries of Asia, despite strikes at the facilities of our major client in Korea, growth of 1.9% (8.2% increase based on a local currency basis) was recorded.

FUTURE OUTLOOK AND STRATEGY

For fiscal 2004, we anticipate a slight increase in unit sales of domestic automobiles and a recovery in unit sales in the North American automobile market. Corresponding this background, the AEC segment will be aggressively working on the sales and marketing activities in response to launching of new car models both domestically and overseas, as well as promoting development of products focused on safety and environmental friendliness. In the area of safety, the Omron Group will be devoting particular efforts to laser sensors for measuring the distance between vehicles, various door lock control technology (anti-pinching function), wireless technology for application with security devices, and tire pressure monitoring systems (TPMS). In terms of the development of environmentally friendly products, we are focusing mainly on electric power steering systems with improved fuel consumption. Based on these efforts, we expect a 6.2% increase year-on-year to ¥62.5 billion in sales for the segment during fiscal 2004.

Keyless Entry System



This system is to lock or unlock doors by remote control in conjunction with hazard lamp. The maximum distance between transmitter and receiver is expanding, and the sensitivity of the sensor is increasing.

Automotive Relay



High reliability and longevity are the important aspects required for automotive relays.
Especially the demand for automotive PBC relay is rapidly increasing for the use of motor control.

SSB

SOCIAL SYSTEMS BUSINESS

The SSB accounts for 23.3% of consolidated net sales, operating mainly in the markets associated with financial service (equipment such as ATMs and automated bill changers), train station management (equipment such as automated passenger gates and automated ticket venders), and traffic and road management. This business includes the Social Systems Solutions and Service Business Company (SSB), which operates the solutions and service businesses, and the Advanced Modules Business Company (AMB),which is involved in the modules business. The segment is concentrating on development not only domestically, but also in China and other countries in Asia where the development of social infrastructure is proceeding rapidly.

SSB Results and Projections

	Billions of yen (unless otherwise specified)			
	FY2004 Projected	FY2003	FY2002	FY2001
Net Sales	¥ 125.0	¥ 136.0	¥ 116.7	¥ 128.1
Domestic	113.5	126.4	104.8	116.2
Overseas	11.5	9.6	11.9	11.8
North America	0.6	0.2	0.3	0.7
Europe	1.0	0.9	—	—
Asia	—	—	0.1	0.3
China	—	0.4	0.3	0.8
Direct exports	9.9	8.0	11.2	10.1
Operating income	4.7	10.4	1.2	(3.0)
Operating income margin	3.8%	7.6%	1.0%	(2.3%)
Capital expenditures	3.5	3.2	4.5	4.1

Note: Exchange rates for projections are ¥105 to the US dollar, and ¥125 to the euro.

Sales Breakdown, by Product
(Fiscal 2003 Actual)



37%
35%
12%
17%

- Financial: Sales of equipment and solutions such as automated teller machines and cash dispensers
- Train Station Management: Sales of equipment and solutions such as automated passenger gates, automated ticket venders
- Transportation: Traffic management systems, Traffic light control equipment
- Other: Installation and maintenance of equipment, Software development

STRENGTHS AND POSITIONING IN THE INDUSTRY

We developed the world's first unmanned train station system in 1967, based on our original automation and laborsaving technology. Another milestone was achieved in 1969 with development of the world's first cash dispenser using a magnetic card, marking Omron's entrance into the information equipment business, including financial terminals. Today, based on technological expertise accumulated over 30 years, the Omron Group has assumed a leading position in business areas essential to modern life, such as traffic management systems and card reader modules. Across diverse fields that include train station management, financial service, traffic control, and retail, the Group is steadily addressing further expanding social requirements in terms of cashless payment systems, automation, IT integration, and safety. Besides providing products in those areas, we are also putting to good use our extensive solutions-based experience for overall development of our business.

Major SSB Products

Automated Teller Machine



Latest model ATM, adapted user-friendly universal design as well as sophisticated sensing technology for note/coin identification.

Automatic Gate



Most updated automatic gate developed through the advanced software technology that enables rapid-conveying and simultaneous processing of multiple tickets.

OPERATING RESULTS IN FISCAL 2003

Domestically, demand related to electronic fund transfer systems, including the replacement and conversion of equipment such as ATMs and automated bill changers, expanded rapidly in advance of the planned introduction of new yen notes in the second half of fiscal 2004. Demand associated with public transportation systems also increased, in order to improve passenger services such as the acceptance of IC cards. At the same time, the demand for traffic and road management systems was relatively strong due to large-scale projects centered on an urban expressway.

Overseas, meanwhile, sales were generally stagnant due to intensified competition in the Korean market and delayed launch of the ATM business in the Chinese market.

The SSB segment was thus generally propelled by large domestic demand, with sales rising 16.6% to ¥136.0 billion.

FUTURE OUTLOOK AND STRATEGY

For fiscal 2004, we anticipate growth in the area of public transportation systems in Japan's Kansai region tied to replacement and conversion to handle IC cards and the new yen notes. However, demand for electronic fund transfer systems is likely to decrease as a reaction to the considerable expansion recorded in fiscal 2003. In the area of traffic and road management systems, we also expect a challenging business environment due to constrained public investment. As a result, we anticipate that SSB will experience an 8.1% drop in sales to ¥125 billion.

As a strategy for sales expansion in the global market over the medium and long term, the Group will become more aggressive in seeking collaboration with other equipment manufacturers. A joint venture company in the information equipment business is planned for October 2004 with Hitachi, Ltd., with whom we have been jointly developing next-generation ATMs since 2000. Related to that move, we will transfer its information equipment business currently handled by SSB and AMB to the new joint venture. Based on collaboration between Omron and Hitachi, the new company will aim to reach the number one position in three business areas: (1) the domestic financial terminal machine business; (2) the currency recycling ATM business in China, where the financial infrastructure is being rapidly developed; and (3) in the currency recycling processing module business in global scale.

Banknote Recycler Unit



Integrated into ATMs, financial services kiosk and other networks. This unit recycles deposited banknote for withdrawals. Quick and accurate processing of counting, sorting and conveying banknotes is possible.

Card Reader/Writer Module



Applicable in ATMs, financial services kiosk and other networks. This next generation of card reader/writer incorporates the needs of both contact and Contact-Less IC cards, and is able to fit various IC card standards by modifying the program.

HCB

HEALTHCARE BUSINESS

The HCB segment accounts for 8.0% of consolidated net sales. Based on proprietary bio-information sensing technology, the segment's core products include digital blood pressure monitors and digital thermometers, with a wide range of other healthcare and medical equipment, including pedometers and chair massagers. In this segment, we also promote various services such as health management systems in which we recommend programs for prevention and alleviation of lifestyle-related diseases.

☐ HCB Results and Projections

	Billions of yen (unless otherwise specified)			
	FY2004 Projected	FY2003	FY2002	FY2001
Net Sales	¥ 49.5	¥ 47.0	¥ 42.3	¥ 40.6
Domestic	23.0	21.3	18.9	18.9
Overseas	26.5	25.7	23.4	21.7
North America	13.8	13.3	12.7	12.6
Europe	8.2	8.3	7.5	6.4
Asia	1.1	1.2	1.2	1.1
China	3.3	2.7	2.0	1.6
Direct exports	0.1	0.1	0.1	0.0
Operating income	8.4	7.2	3.8	1.6
Operating income margin	17.0%	15.3%	9.0%	3.9%
Capital expenditures	2.0	1.9	1.9	1.5

Note: Exchange rates for projections are ¥105 to the US dollar, and ¥125 to the euro.

Sales Breakdown, by Product
(Fiscal 2003 Actual)


16%
6%
5%
8%
11%
54%

☐ Blood pressure monitors
☐ Thermometers
☐ Nebulizers
☐ Chair massagers
☐ Body composition monitor with scale
☐ Other

STRENGTHS AND POSITIONING IN THE INDUSTRY

As demonstrated by our 65% global market share of digital blood pressure monitors for home use, personal healthcare equipment is an area in which our brand strength is visible around the world. The Omron Group's technological excellence in bio-information sensing, or the measurement of various types of physiological signals, is what stands behind the brand. With an eye to develop measuring equipment that does not cause any pain or other burdens to users, we are currently working on the further evolution of bio-information sensing technology for applications in areas such as circulatory systems, bio-chemical systems, body composition, and metabolic systems. At the same time, we are pursuing a strategy to set the Group apart from competitors in the fields of bio-information management and disease prevention, involving linkage with treatment programs aimed at lifestyle-related diseases.

☐ Major HCB Products

HEM-780
Digital Blood Pressure Monitor



With the ComFitTM Cuff that easily wraps around the arm, this automatic digital blood pressure monitor makes the measurement procedure easier. The optimal measurement technology through personalized inflation for each person enables accurate measurement in a short time.

Body Composition Monitor with Scale, "Karada Scan"



This monitor is able to show diet effectiveness at a glance, measuring body fat percentage, muscle mass, and basal metabolic rate (BMR). Total body scanning via both hands and both feet makes more accurate measurement possible.

OPERATING RESULTS IN FISCAL 2003

Lifestyle-related diseases are becoming an increasingly serious issue in the U.S., Europe, and Japan. In the circumstances, the needs of home medical care are also growing rapidly. Such care effectively prevents and manages lifestyle-related diseases when doctors promptly utilize vital health readings monitored at home on a daily basis. With living standards improving in urban areas in China and other Asian countries, self-care awareness is gradually taking hold. Thus, the Omron Group's healthcare business is set for expansion in an increasingly wide arena.

As a result of growing social needs with respect to lifestyle-related diseases, domestic sales rose 12.7% year-on-year to ¥21.3 billion, and overseas sales increased 9.5% to ¥25.7 billion. Sales for the segment as a whole grew 10.9% to ¥47.0 billion.

In the domestic market, greater numbers of patients with high blood pressure and accelerated popularization of blood-pressure taking at home spurred the sales growth of digital monitors, and the introduction of new products and aggressive advertising investment resulted in rapid expansion in market share for body composition monitors. In addition, the satisfaction of user requirements for greater compactness in chair massagers helped drive sales of that product line as well.

Overseas, sales were up in all product areas, against a background of greater numbers of people with high blood pressure. Particularly in the U.S., the sales of nebulizers for patients experiencing chronic obstructive pulmonary disease (COPD) as well as the sales of digital blood pressure monitors increased. In China as well, market development was achieved by spurring demand through expansion of sales and service locations together with investment in advertising and promotion taking advantage of brand strength.

FUTURE OUTLOOK AND STRATEGY

As health consciousness increases both domestically and overseas, continued expansion is expected for digital blood pressure monitors, body composition monitors, and nebulizers. Domestically, growth is also expected from an enhanced lineup of chair massagers. In China, emphasis will be placed on expanding the market in urban areas for healthcare and medical equipment. These strategies will serve to further reinforce the HCB operating structure. Given this environment and strategy, sales for fiscal 2004 in the HCB segment are anticipated to rise 5.4%, to ¥49.5 billion.

Transformation of Healthcare Business from Internal Company to Wholly Owned Subsidiary

In July 2003, the internal Health Care Business Company (overseeing planning and sales) was combined with OMRON Institute of Life Science Co., Ltd. (overseeing development), to form a wholly owned subsidiary known as Omron Healthcare Co., Ltd. Health care related operations were thus spun off into a separate entity. This new subsidiary, which encompasses the growth domain of lifestyle-related disease monitoring, required independent structures, decision-making systems, and employment systems so as to flexibly and speedily direct resources toward this domain. As a specialist manufacturer in the healthcare and medical field, this subsidiary will operate autonomously to encourage business development in the four home medical care areas of circulatory systems measurement, biochemical systems measurement, obesity solutions, and lifestyle improvement programs. The objective will be continued progress toward the maximization of corporate value.

Chair Massager
Pisu Style HM-411



This chair massager incorporates a full-fledged massage function while achieving a low price. Available in six different colors, and Good Design Award-winning.

Mesh Nebulizer Model NE-U22



World's smallest, lightest nebulizer operates with two "AA" batteries, for convenient use at work, school, or when traveling.

Other

OTHER BUSINESSES

This segment, comprised of businesses and products in "other" categories, accounts for 4.2% of consolidated net sales. The primary components of this segment consist of the initial development of new businesses, and the fostering and reinforcement of businesses not covered by existing internal companies, undertaken by the Business Development Group. Products in this segment include commercial game machines (such as photo-sticker machines), PC peripherals (e.g., uninterruptible power supplies and broadband routers), RF-ID tag systems, vehicle disturbance surveillance devices, remote supervisory systems, and contents distribution services for cellular phones.

□ Other Businesses Results and Projections

	Billions of yen (unless otherwise specified)			
	FY2004 Projected	FY2003	FY2002	FY2001
Net Sales	**¥ 27.0**	¥ 24.5	¥ 34.7	¥ 49.2
Domestic	**26.5**	24.0	32.8	48.5
Overseas	**0.5**	0.5	1.9	0.8
North America	**—**	0.1	—	—
Europe	**—**	—	—	—
Asia	**—**	—	—	—
China	**0.5**	0.4	1.6	0.5
Direct exports	**—**	—	0.2	0.3
Operating income	**4.0**	3.8	4.5	2.6
Operating income margin	**14.8%**	15.5%	13.0%	5.3%
Capital expenditures	**6.0**	9.5	7.1	16.5

Note: Exchange rates for projections are ¥105 to the US dollar, and ¥125 to the euro.

OPERATING RESULTS IN FISCAL 2003 AND FUTURE OUTLOOK

With stagnation of the domestic market for business computers, the PC peripherals business faced a downturn. At the same time, competition was intensified in the area of commercial game machines, making for a difficult business climate. We continued to make efforts to develop and foster new businesses, as market viability is assessed in "machine-to-machine" business domains such as remote supervisory systems and vehicle anti-theft systems.

Net sales for the segment fell 29.5% compared to the previous fiscal year, to ¥24.5 billion, due to factors such as excluding Omron Alphatec Corporation (¥5.4 billion) from Omron Group's consolidated results.

In fiscal 2004, demand for telecommunications equipment is expected to rise with the expanding number of broadband users, contributing to an anticipated 10.3% rise in sales year-on-year, to ¥27.0 billion.

□ Major Products of Other Businesses

Photo Sticker Machine
"Hyakka Kenran"



With sophisticated image processing technology and high-definition computer graphics, this entertainment photo machine allows you to make composite pictures using various images of scene.

BN50XS
Uninterruptible Power Supply



This power supply backs up power supply at the time of server down due to power-associated trouble such as blackout, in order to prevent servers and computers from losing data.

RESEARCH & DEVELOPMENT

The principal theme of GD2010 New Phase 2 is construction of a platform for growth. The Omron Group will continue the efforts needed to ensure that its core technologies are ever more advanced, centered on "Sensing & Control." In collaboration with partners, moreover, the Group will energetically promote the creation of new technological value, i.e., R&D based on collaborative innovation, as it aims to establish "creative technology" for winning out among 21st century competition.

R&D INVESTMENT

R&D investment was ¥46.5 billion in fiscal 2003, representing a 0.4% rise over the previous year to 7.9% in the percentage of R&D. R&D is the most important factor for boosting our growth potential, and we will continue active investment in R&D. The total investment for fiscal 2004 is expected to reach ¥49.0 billion (8% level in terms of percentage of R&D expenses to net sales).

INVESTMENT IN PROPRIETARY TECHNOLOGICAL DOMAINS

Proprietary technological domains that the Group is designating for ongoing attention include ultra-precision 3D fabrication and replication technology and MEMS; lightwave control; vision, optical, and radio wave sensing; and knowledge and information control.

Lightwave control technology, for example, is based on the miniaturization and increased integration of various optical elements for greater accuracy in the control of lightwaves. The Omron Group is currently developing micro lens arrays (MLAs) for dramatically improving the brightness of liquid crystal used for projectors and cellular phones, replicated polymer optical waveguides (SPICA) for realizing outstanding cost reductions in optical communications devices, and lightwave control devices such as Double Reflection-LEDs and flat type LEDs.

APPROACH TO R&D BASED ON COLLABORATIVE INNOVATION

The Omron Group is taking part in a joint project with participants from industry, academia, and government involving the fusion of nanotechnology, biotechnology, and IT. The project seeks to enhance industrial capabilities centered on medical applications by developing materials and products to substitute for or supplement human physical functions, such as ergonomic materials and sensors that replicate the five human senses. This approach combines nanotechnology, controlling the structures and functions of materials at the nano level, with biotechnology and IT.

The Group's main contributions in the R&D sector consist of proprietary visual sensing technology such as face recognition technology, and nano level ultra-precision 3D fabrication and replication technology developed through research on lightwave control devices. R&D in this field requires integration of extensive areas of science and technology ranging from basic science to applied industrial technology. Against that backdrop, we will be actively promoting collaborative innovation to commercialize new technologies in this field with participating partners that possess a high level of specialized knowledge in each field.



Point Light Source High Efficiency Backlight Wins Invention Award

Omron researchers won the 2004 Ministry of Education, Culture, Sports, Science and Technology Prize for invention of a high efficiency backlight to be used for point light source used for LCD lighting devices in mobile equipment applications. The new backlight is already starting to be used widely around the world together with the increased use of color displays for cellular phones. We will apply the product to general lighting in the future with the aim of contributing to greater energy conservation.

		FY2004 Projected	FY2003	FY2002	FY2001
R&D expenses (Billions of yen)	Total	**49.0**	46.5	40.2	41.4
	IAB	**15.7**	14.5	13.4	14.7
	ECB	**8.0**	6.7	6.0	9.2
	AEC	**5.8**	5.2	4.0	*
	SSB	**6.5**	7.6	5.4	7.4
	HCB	**2.9**	2.7	2.5	2.9
	Other businesses (Business Development Group and other segments)	**10.1**	9.8	8.9	7.2
R&D expenses ratio (%)	Total	**8.0%**	7.9%	7.5%	7.8%
R&D staff (persons)	Total	**168.0**	159.4	137.8	141.0
Number of patents (cases)	Total applications	**1,190**	1,170	1,141	1,134
	Patents obtained	**610**	580	543	437
	Number of patents	—	4,154	4,068	3,794

* R&D expenses of AEC were included in ECB in fiscal 2001.

CORPORATE SOCIAL RESPONSIBILITY

The Omron Group holds that corporate social responsibility should be manifested in our business in the first place. Indeed, the products and services we have developed based on technologies differentiating the Group from competitors comprise the greatest means at our disposal for contributing to increased social prosperity and efficiency, and to environmental preservation. Our commitment time is, however, not merely to business expansion. Apart from our business, we energetically involve ourselves in society and the environment through volunteer activities, contributing substantially toward maintaining a healthy society and healthy environment and thus helping to ensure sustainable growth.

CORPORATE CITIZENSHIP ACTIVITIES

The Omron Group embedded the concept of Corporate Public Responsibility in its corporate motto in 1959. This motto is expressive of its corporate philosophy as, "At work for a better life, a better world for all." Based on this philosophy, Omron also released a corporate citizenship declaration in 1998.

Corporate Citizenship Declaration

—As a responsible member of society, we pledge to promote corporate citizenship activities toward the goal of creating a better society.—

MAJOR CORPORATE CITIZENSHIP ACTIVITIES

We at the Omron Group promote a wide variety of corporate citizenship activities in six main categories: science & technology, social welfare, international exchange, arts & culture, global environment, and community support.



1) Science & Technology

Centered on the Tateisi Science and Technology Foundation, we support research projects and international exchange that promotes harmony between man and machines in the fields of electronics and information engineering. For fiscal 2003, some 20 themes were selected for research funding and five for support of international exchange. In addition, joint work was undertaken with NPOs using our proprietary sensing technology to develop new anti-personnel landmine detectors and to support landmine removal operations.



2) Social Welfare

In 1972, the Omron Group built Japan's first production plant designed with a work-friendly environment for physically challenged people. Omron Taiyo Co., Ltd., operates the plant in Oita Prefecture. This same approach was bolstered for use in construction of Omron Kyoto Taiyo Co., Ltd., in 1986. The Group also supports wheelchair marathons, art festivals, and other events for the physically challenged.



3) International Exchange

Our employees participate in various volunteer activities to encourage international exchange, such as the activities in Foster Plan and a program for charity sweater knitting. We also support foster children by topping up the amount of money commensurate with the contributions corresponding to the amounts employees spend using their Omron Volunteer Cards*.

* Combination employee ID and credit cards; 0.3% of the credit card amount used is used for donation.



4) Arts & Culture

The Omron Group contributes toward developing and spreading the arts and culture further through sponsorship of various presentations and performances, such as the Kyoto Culture Forum and pipe organ concerts.



5) Global Environment

Besides moving to reduce the burden on the environment through its business activities, the Omron Group is also involved in environmental conservation activities in Japan and overseas, including clean-up and streetscape activities, and tree-planting and reforestation. Many employees also participate in volunteer activities to support conservation of the natural environment, such as selective thinning for sustainable forest management.



6) Community Support

The Omron Group supports various efforts to improve social welfare and the general living environment, centered on Kyoto, home of Omron's Group Headquarters. Also, each year on the Founder's Day, what we call Omron Day, employees at all Omron Group facilities make personal efforts to express their appreciation to the local communities through activities such as clean-up activities, visits to community institutions, blood donations, and computer training.

ENVIRONMENTAL ACTIVITIES

The Omron Group views environmental issues as important management tasks, and promotes environmental management practices that enhance both economy and ecology. Green Omron 21, an environmental vision released in May 2002, expresses our direction, plans, and goals for environmental management. It is aimed at long-term maximization of corporate value and contributing to a recycle-based sustainable society.

Efforts during fiscal 2003 included (1) the promotion of zero emissions through 100% recycling and reuse of waste products generated in our business activities; (2) evaluation of the environmental management systems of suppliers, and investigation of chemical substances subject to regulated use in purchased parts and materials; and (3) provisional implementation of an environmental management assessment system, aimed at promoting prioritization of environmental concerns throughout the Omron Group, as well as accelerating environment-related efforts. During fiscal 2004, we plan to formulate a long-term environmental vision extending through 2010.

ENVIRONMENTAL ACCOUNTING

The Omron Group is tackling implementation of efficient environmental accounting in order to quantify its environment-related investments and expenses and to confirm their effectiveness for promoting efficient environmental management.

We introduced environmental accounting at our Japanese production sites from fiscal 2001, and expanded it the following year to cover our Japanese non-production sites. In the future we will also include our Japanese non-production affiliates, and our overseas production sites.

In fiscal 2003 we began to examine what we call internal environmental accounting indicators in order to allocate environmental costs so as to best achieve environmental benefits.

Scope:
15 Japanese production sites, and
7 Japanese non-production sites.
Environmental costs:
¥1.84 billion (investments: ¥0.3 billion; expenses: ¥1.54 billion).
Economic benefits due to reduced expenses:
¥74.4 million (effects in real terms versus the previous fiscal year only)

GREEN PROCUREMENT

After the RoHS Directive*1 and WEEE Directive*2 came into effect in Europe in February 2003, the Group was presented with stronger requirements from customers not to use hazardous chemical substances in its products. As a result, Omron moved from fiscal 2003 to offer environmentally guaranteed products.

With this change of policy, we revised our certification standards for suppliers and imposed several conditions on them. These conditions include: the provision of information on regulated substances contained in supplied materials and ensuring the accuracy of said information, as well as the acquisition of ISO 14001 certification or other third-party environmental management certificates by the end of March 2006.

Going forward, we continue to go on with the certification of suppliers based on the revised standards, and from April 2006 we will procure materials only from "green suppliers" who satisfy our supplier certification standards.

*1 RoHS Directive: Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive (prohibiting the use of six specified hazardous substances)

*2 WEEE Directive: Waste Electrical and Electronic Equipment Directive (requiring collection and recycling of affected products at the end of their life cycle)

New System for Reduction of Hazardous Chemical Substances

Recent years have seen the reinforcement of laws and regulations in Europe, the United States, and China for regulating the used of hazardous chemicals. As a result, corporate policy on the management and handling of such substances is increasingly being questioned.

We set up a Rechs system, a survey support system for chemicals contained in materials, and in October 2003 we started to collect information on regulated chemicals contained in materials provided from suppliers. We also established an E-Warps system, a support system for the design of environmentally-guaranteed products, for the use of product design and information disclosure on products.

These systems began functioning in part from April 2004, and are now being used for abolishing totally the use of hazardous chemicals designated by RoHS Directive. The Omron Group will introduce improvements in those two systems in the future with a view to smoother collection of information on the environmental responsiveness of products, business improvement associated with the development of environmentally guaranteed products, and compatibility with overseas requirements. By the end of March 2006, we plan to provide environmental guaranty for all our products around the world.

ACTIVITIES FOR REDUCING ENVIRONMENTAL IMPACT

CO_2: The Omron Group has set a goal of cutting the amount of CO_2 emissions from our Japanese production sites in fiscal 2010 by 11% from the 1995 level, to 42,540 tons, taking our cue from the CO_2 emissions reduction target for Japan set at the Third Conference of Parties to the U.N. Framework Convention on Climate Change held in Kyoto.

Due to substantial production increases, CO_2 emissions at Omron's Japanese production sites during fiscal 2003 were up by 2,156 tons compared to the previous fiscal year. Compared to fiscal 1995, however, CO_2 emissions were cut 6.2% to 44,642 tons-CO_2, thus achieving the quantified goal for the year of no more than 44,902 tons-CO_2. Omron also realized a 4.0% improvement per output unit during the fiscal year under review compared to last year. During fiscal 2004, we will establish emissions reduction targets for our Japanese non-production sites covering the period to March 2010, as has already been done for our production sites.

Total CO2 Emissions from Japanese Production Sites


(t-CO2)
(%)
50,000
46,000
42,000
38,000
34,000
30,000
0
-10
-20
-30
-40
-50
FY95 FY99 FY00 FY01 FY02 FY03
Target [left axis]
Actual [left axis]
Unit CO2 emission [right axis]
(=Total CO2 emissions ÷ Production outpu

Total CO2 Emissions from Japanese Non-production Sites


(t-CO2)
12,000
1,0000
8,000
6,000
4,000
2,000
0
FY01 FY02 FY03

Waste: The Omron Group defines "zero emissions" as 100% recycling and reusing of all waste materials produced through our business activities without incinerating or burying any of it.

Omron achieved zero emissions at 14 out of 15 Japanese production sites during fiscal 2003. The remaining site is scheduled to achieve zero emissions during fiscal 2004.

Although the total volume of emissions was 220 tons greater than for fiscal 2002, our 97.2% recycling rate surpassed the goal of 96%.

The Omron Group aims to reach a recycling rate of 100% also at Japanese non-production sites and overseas production sites by fiscal 2006, and is working toward zero emissions at all sites by establishing annual goals.

Waste Disposal from Japanese Production Sites


(ton)
(%)
6,000
4,800
3,600
2,400
1,200
0
100
80
60
40
20
0
FY95 FY99 FY00 FY01 FY02 FY03
Total volume of waste [left axis]
Total volume of final disposal [left axis]
Recycling rate [right axis]

Waste Disposal from Japanese Non-production Sites


(ton)
(%)
400
300
200
100
0
80
60
40
20
0
FY01 FY02 FY03
Total volume of waste [left axis]
Total volume of final disposal [left axis]
Recycling rate [right axis]

DEVELOPMENT OF ECO-PRODUCTS

We recognize that one of our major roles, as a manufacturer is to minimize the burden on the environment through product development. We thus began from 1998 to promote Eco-Products, environmentally friendly products as defined by the Eco-Product Approval System.

At eco-product planning and development stages, we carry out prior assessments on the environmental impacts of our products in order to minimize the burden on the environment at all stages of our production activities: manufacturing, distribution, use, maintenance, collection, waste, and recycling.

During fiscal 2003, the Group achieved an Eco-Product rate of 69% for new products compared with its 50% goal. That success covered 65 products (23 Eco-label products, and 42 Eco-Products).

During the three years from 2001 to 2003, the effects of energy savings associated with Eco-label products totaled approximately 36.26 million kWh (equivalent to 13,417 tons of CO_2 emission). In addition, some 100 tons of metals and 451 tons of resin were subject to resource conservation.


Sustainability Report 2004
omron

* Note: Details on activities related to corporate social responsibility, including environmental activities, are presented in the Sustainability Report 2004.

CORPORATE GOVERNANCE AND COMPLIANCE

In order to reinforce our competitiveness as a global company and to maximize an Omron Group's corporate value over the long term, as is incorporated in our "Grand Design 2010" (GD2010) long-term management vision, it will be essential to reorganize our corporate governance structure and implement enhanced functions for rapid execution of business operations and management monitoring in response to changes in the business environment. It will also be important to undertake thoroughgoing risk management and compliance, so as to maintain the unwavering trust of our stakeholders.

OMRON'S STANCE AND POLICIES TO CORPORATE GOVERNANCE

Our universal mission is to contribute to the development of society while maintaining a strong sense of Corporate Public Responsibility (the philosophy behind our company motto). With this company motto philosophy as the cornerstone of our values, we are committed to corporate value-focused management aimed at maximizing the Group's value on a long-term basis in capital markets for improved value to shareholders. This goal is consistent with the expectations of all our stakeholders including customers, shareholders, employees, and society at large.

THE THREE ASPECTS OF CORPORATE GOVERNANCE

Implementation of Accountability

Since Omron introduced the Managing Officers System and the Internal Company System in 1999, we have been promoting the separation of the roles of corporate management and of business operations. The roles of the Board of Directors and Board of Corporate Auditors have also been strengthened in order to achieve greater accountability. We have also reinforced operational aspect of our governance system by setting up the Personnel Advisory Committee and the Compensation Advisory Committee, both of which work for increasing fairness and objectivity in terms of the decisions on the compensation and appraisals affecting all of our Directors.

Realization of Management Characterized by Disclosure and Superior Transparency

We are working for accurate and timely disclosure, using fair, unbiased, and appropriate means with respect to essential information such as financial status, business results, and governance issues. In addition to information disclosure, Omron actively listens to valuable input from shareholders and investors, establishing two-way communications for management.

Pursuit of Ethicalness

Corporate ethics are at the heart of our management philosophy and goals, while Omron also sees risk management as an effective vehicle for greater competitiveness. This stance has allowed us to integrate corporate ethics and risk management with the formation of the Corporate Ethics & Business Conduct Committee. From the perspective of prioritizing compliance, Omron has also established the Compliance Special Committee. And based on the results of risk analysis across the Omron Group as a whole, the Earthquake Risk Special Committee and Information Risk Special Committee have been formed to respond to risks characterized by substantial urgency and importance by proposing and fully implementing appropriate countermeasures.

Major Efforts to Enhance Corporate Governance during Fiscal 2003

- Increase in the number of outside directors from one to two
- Increase in the number of outside auditors from two to three
- Separation of the Chairman of the Board and CEO functions
- Formation of the Compensation Advisory Committee with an outside director as chairman
- Formation of the Corporate Ethics & Business Conduct Committee

Management System



Shareholders' Meeting
Board of Corporate Auditors
Board of Directors
(Chaired by: Chairman and Representative Director)
Corporate Auditor Staff Group
Personnel Advisory Committee
Auditing firm
Compensation Advisory Committee
Executive Body
President & CEO
Corporate Ethics & Conduct Committee
Execution Meetings
(Chaired by: President and CEO)
Corporate Auditing Division
Corporate Division
(Managing Officers)

DIRECTORS, CORPORATE AUDITORS AND CORPORATE OFFICERS

(As of March 31, 2004)




3
4
5
6
7
1
2

1. Yoshio Tateisi
   Chairman of the BOD

2. Hisao Sakuta
   President and CEO

3. Shozo Hashimoto
   Director (external)

4. Tatsuro Ichihara
   Director and Executive Vice President

5. Shingo Akechi
   Director and Executive Vice President

6. Tadao Tateisi
   Director and Executive Vice President

7. Noriyuki Inoue
   Director (external)

Directors

Chairman of the BOD
Yoshio Tateisi

President and CEO
Hisao Sakuta

Directors and Executive Vice Presidents
Tatsuro Ichihara
Shingo Akechi
Tadao Tateisi

Directors (external)
Shozo Hashimoto
Noriyuki Inoue

Corporate Auditors

Tsutomu Ozako
Yoshisaburo Mogi (external)
Yoshio Nakano (external)
Hidero Chimori (external)

Corporate Officers

Executive Vice President
Fumio Tateisi

Senior Managing Officers
Fujio Tokita
Akihiko Otani
Soichi Yukawa
Tsukasa Yamashita
Yutaka Takigawa

Managing Officers
Minoru Tamura
Yasuhira Minagawa
Kuniyasu Kihira
Toshio Ochiai
Hiroki Toyama
Kojiro Tobita
Keizo Kadono
Kuninori Hamaguchi

Executive Officers
Yukio Kobayashi
Yoshinobu Morishita
Takuji Yamamoto
Yoshinori Suzuki
Akio Sakumiya
Hiroshi Fujiwara
Kazunobu Amemiya
Hideo Higuchi

FINANCIAL SECTION

CONTENTS

SIX-YEAR FINANCIAL SUMMARY (U.S. GAAP)

OMRON Corporation and Subsidiaries
Years ended March 31

	Millions of Yen (unless otherwise specified)					
	2004	2003	2002	2001	2000	1999
Operating Results:						
Net sales (Note 1)	¥584,889	¥535,073	¥533,964	¥594,259	¥555,358	¥555,280
Industrial Automation Business	229,638	202,518	184,185	227,691	215,087	245,785
Electronic Components Business	88,988	79,365	81,062	129,444	109,661	56,673
Automotive Electronic Components Business	58,824	59,480	50,800	—	—	—
Social Systems Business	135,997	116,652	128,057	141,928	128,534	135,872
Healthcare Business	46,962	42,331	40,617	39,327	42,640	43,729
Other Businesses	24,480	34,727	49,243	55,869	59,436	73,221
Cost of sales	344,835	327,413	353,429	376,194	358,911	364,314
Gross profit	240,054	207,660	180,535	218,065	196,447	190,966
SG&A expenses (excluding R&D expenses)	142,157	135,112	134,907	131,203	133,662	136,734
R&D expenses	46,494	40,235	41,407	42,513	36,605	42,383
Operating income	51,403	32,313	4,221	44,349	26,180	11,849
EBITDA (Note 2)	79,065	61,989	37,790	76,566	57,625	43,245
Net income (loss)	26,811	511	(15,773)	22,297	11,561	2,174
Cash Flows:						
Net cash provided by operating activities	80,687	41,854	33,687	50,796	59,926	29,583
Net cash used in investing activities	(34,484)	(30,633)	(40,121)	(32,365)	(34,180)	(29,011)
Free cash flow (Note 3)	46,203	11,221	(6,434)	18,431	25,746	572
Net cash provided by (used in) financing activities	(28,119)	(1,996)	(12,056)	(24,582)	(23,785)	21,629
Cash and cash equivalents at end of the year	95,059	79,919	70,779	85,621	88,670	88,900
Financia Position (At Year-End):						
Total assets	592,273	567,399	549,366	593,144	579,489	580,586
Working capital	131,678	143,536	148,053	145,489	169,797	164,610
Interest-bearing debt	56,687	71,260	58,711	67,213	69,472	86,723
Shareholders' equity	274,710	251,610	298,234	325,958	336,062	321,258
Per Share Data (Yen):						
Net income (loss):						
Basic	110.7	2.1	(63.5)	87.4	45.0	8.3
Diluted	107.5	2.1	(63.5)	85.3	44.5	8.3
Shareholders' equity	1,148.3	1,036.0	1,201.2	1,311.1	1,308.6	1,250.3
Cash dividends (Note 4)	20.0	10.0	13.0	13.0	13.0	13.0
Ratios:						
Gross profit margin	41.0%	38.8%	33.8%	36.7%	35.4%	34.4%
Operating income margin	8.8%	6.0%	0.8%	7.5%	4.7%	2.1%
EBITDA margin	13.5%	11.6%	7.1%	12.9%	10.4%	7.8%
SG&A expenses (excluding R&D expenses)/Net sales	24.3%	25.3%	25.3%	22.1%	24.1%	24.6%
R&D expenses/Net sales	7.9%	7.5%	7.8%	7.2%	6.6%	7.6%
Return on assets (ROA) (Note 5)	8.3%	0.8%	(4.4%)	6.8%	3.6%	1.4%
Return on shareholders' equity (ROE)	10.2%	0.2%	(5.1%)	6.7%	3.5%	0.7%
Inventory turnover (times)	4.73	4.36	4.25	4.44	4.56	4.18
Assets turnover (times)	1.01	0.96	0.93	1.01	0.96	0.95
Ratio of shareholders' equity to total assets	46.4%	44.3%	54.3%	55.0%	58.0%	55.3%
Current ratio	171.4%	194.7%	214.4%	179.3%	215.1%	204.4%
Debt/equity ratio (times)	1.16	1.26	0.84	0.82	0.72	0.81
Interest coverage ratio (times)	43.27	23.59	4.36	26.83	14.64	5.56
Other Financial Data:						
Capital expenditures (cash basis)	38,115	34,454	38,896	37,583	31,146	36,696
Depreciation and amortization	27,662	29,676	33,569	32,217	31,445	31,396
Employees (persons)	24,324	23,476	25,124	24,997	24,821	23,742

Note: 1. Certain reclassifications have been made to the net sales amounts previously reported for the year ended March 2002 in order for them to conform to the categories of the year ended March 2003. The amounts previously reported for the year ended March 2002 were: Industrial Automation, ¥186,984 million; Electronic Components, ¥128,193 million; Social Systems, ¥124,627 million. These same reclassifications could not be made to net sales amounts previously reported for the year ended March 2001 and earlier because the necessary data is not readily available.
2. EBITDA = Operating income + Depreciation and amortization
EBITDA margin = EBITDA/Net sales x 100
3. Free cash flow = Net cash provided by operating activities − Net cash used in investing activities
4. Cash dividends per share represent the amounts applicable to the respective year, including dividends to be paid after the end of the year.
5. Return on assets (ROA)=Income (loss) before income taxes, minority interests and cumulative effect of accounting change/Total assets x 100
Total assets are based on the simple average of beginning and end of each fiscal year.

EIGHT-QUARTER FINANCIAL SUMMARY (U.S. GAAP)

OMRON Corporation and Subsidiaries
Years ended March 31

	Millions of Yen									
	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter		For the year	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Operating Results:										
Net sales	134,382	116,909	135,810	129,981	146,645	131,226	168,052	156,957	584,889	535,073
Industrial Automation Business	54,477	46,940	56,128	51,293	57,934	50,990	61,099	53,295	229,638	202,518
Electronic Components Business	22,341	19,718	21,201	19,186	23,360	19,803	22,086	20,658	88,988	79,365
Automotive Electronic Components Business	14,593	13,738	13,631	14,637	14,995	15,274	15,605	15,831	58,824	59,480
Social Systems Business	25,648	17,859	28,010	23,944	30,795	25,609	51,544	49,240	135,997	116,652
Healthcare Business	11,693	10,108	11,119	10,259	13,328	11,574	10,822	10,390	46,962	42,331
Other Businesses	5,630	8,546	5,721	10,662	6,233	7,976	6,896	7,543	24,480	34,727
Operating income (loss)	9,886	(252)	11,654	11,708	15,793	9,913	14,070	10,944	51,403	32,313
Cash Flows:										
Net cash provided by operating activities	14,192	12,690	21,353	2,356	9,984	2,802	35,158	24,006	80,687	41,854
Net cash used in investing activities	(6,059)	(4,910)	(9,492)	(7,917)	(5,053)	(6,692)	(13,880)	(11,114)	(34,484)	(30,633)
Net cash provided by (used in) financing activities	(3,403)	10,198	(14,538)	514	(1,506)	9,519	(8,672)	(22,227)	(28,119)	(1,996)
Cash and cash equivalents at end of the year	84,378	85,677	(5,119)	(2,437)	2,142	4,177	13,658	(7,498)	95,059	79,919

THE MACROECONOMIC ENVIRONMENT

1. Japan

The Japanese economy began showing signs of recovery from fiscal 2002, with the pace of recovery accelerating in fiscal 2003, ended March 2004. Structural dependence on the U.S. decreased as China emerged as another engine of growth in the world economy, and exports continued to expand despite the appreciation of the Japanese yen. One characteristic of the economic recovery in fiscal 2003 was that domestic demand, after a long period of stagnation, showed signs of recovery, reinforcing the expansionary undertone. In particular, private-sector capital investment began showing double-digit growth from the second half of the fiscal year. New growth industries, where Japan can fully demonstrate its originality and competitiveness, such as digital home electronics emerged for the first time in many years, accompanying a substantial improvement in the corporate mentality concerning forward-looking capital investment. In the fourth quarter, this wave of recovery also began rippling across consumption and employment.

2. Overseas

Despite elements of uncertainty such as concerns over terrorism and the federal deficit, real GDP in the U.S. showed a 3.1 percent year-on-year growth in fiscal 2003, up from 2.2 percent in the previous year. Tax cuts contributed especially to strength in housing investments and consumption. Recovery in Europe was softer, as the strong euro restrained exports and personal consumption did not fully overcome the continuing stagnation. A bright spot, however, was seen in corporate profits resulting from structural reforms. The greatest economic expansion was seen in Asia, as real GDP growth during 2003 exceeded three percent in Hong Kong, Taiwan, and Korea, and hit nine percent in China. Besides dynamism in IT industries, domestic demand in China remained strong due to ongoing preparations for the 2008 Olympic Games. This strength was spreading to neighboring countries as well.

GENERAL OVERVIEW OF FISCAL 2003 RESULTS

Although consolidated net sales increased 9.3 percent compared to fiscal 2002, operating income rose 59.1 percent and net income was up by a factor of 52, with both figures setting new all-time highs. An increase in SG&A expenses of ¥13.3 billion, including our aggressive investments in Research & Development (R&D) to achieve future growth, was more than covered by the combination of an increase in revenue (¥22.2 billion) and effects of structural reforms such as reductions in fixed manufacturing costs (¥10.2 billion). As a result, return on equity (ROE) jumped to 10.2 percent, up from 0.2 percent in fiscal 2002, allowing the Omron Group to reach its goal of 10 percent ROE one year earlier than planned. Accordingly, a substantial improvement was achieved in terms of free cash flow, and the ratio of shareholders' equity to total assets advanced from 44.3 percent to 46.4 percent.

REVIEW AND ANALYSIS OF THE INCOME STATEMENT

Sales

Consolidated net sales were up 9.3 percent year-on-year to ¥584,889 million. Higher sales were recorded for all regions except North America, and for all business segments except Automotive Electronic Components Business (AEC) and Other Businesses.

Cost of Sales and SG&A Expenses

Along with the increase in sales, the cost of sales and SG&A expenses rose, by 5.3 and 5.2 percent year-on-year, respectively. Partly thanks to our restructuring efforts through the implementation of the Group's Productivity Improvement Reforms (VIC21), however, the cost of sales and the SG&A expenses ratio declined by 2.2 and 1.0 percent points, respectively. R&D expenses were up by ¥6,259 million year-on-year, to ¥46,494 million, rising from 7.5 percent to 7.9 percent as a percentage to total net sales. This only reflects the fact that the Omron Group has promoted R&D investment as a key component of its growth strategy. The Group plans to maintain future R&D expenses at approximately eight percent of net sales.

Net Sales & Operating Income


(Billions of yen)
600
500
400
300
200
100
0
FY99 FY00 FY01 FY02 FY03
Net sales
Operating income

SG&A Expenses Ratio & R&D Expenses Ratio


(%)
30
20
10
0
FY99 FY00 FY01 FY02 FY03
SG&A expenses ratio
R&D expenses ratio

Net Income (Loss) & ROE


(Billions of yen)
(%)
30 15
20 10
10 5
0 0
-10 -5
-20 -10
FY99 FY00 FY01 FY02 FY03
Net income (loss) [left axis]
ROE [right axis]

Non-operating Profit and Loss

Net non-operating loss came to ¥3,419 million, for a substantial ¥24,162 million improvement over the loss recorded in the previous year. The main factor was elimination of the fiscal 2002 one-time losses, i.e., structure restructuring expenses such as for the early retirement program.

Net Income before Income Taxes and Net Income

As a result of the foregoing, net income before income taxes, minority interests, and the cumulative effect of accounting change, increased to ¥47,984 million, up from ¥4,732 million for the previous year. Similarly, net income rose to ¥26,811 million, up from ¥511 million. Net income per share (basic) was ¥110.7, a huge leap from ¥2.1 of the previous fiscal year. Based on its profit distribution policy, the Omron Group increased its fiscal 2003 ordinary cash dividend to ¥13.0 in consideration of the current and previous fiscal year results, and declared a ¥7.0 special cash dividend to commemorate its 70th anniversary, for a total dividend of ¥20.0 for the fiscal year under review.

SEGMENT INFORMATION

1. Review of Operations by Business Segment

From fiscal 2003, the Automotive Electronic Components Business (AEC) was classified separately from the Electronic Components Business (ECB). The following year-on-year changes in segment sales have been calculated, using the figures after the reclassification.

Sales Breakdown, by Business Segment

	FY2003	FY2002
IAB	39.3%	37.8%
ECB	15.2%	14.8%
AEC	10.1%	11.1%
SSB	23.3%	21.8%
HCB	8.0%	7.9%
Other	4.2%	6.5%

• Industrial Automation Business (IAB)

Sales of IAB for the fiscal year under review rose 13.4 percent year-on-year against a background of global economic recovery, reaching ¥229,638 million and accounting for 39.3 percent of consolidated net sales. Various types of control equipment, especially for the semiconductor and flat panel display (FPD) industries, experienced significant growth, and demand from the automotive industry was also relatively strong. In terms of applications, sales related to equipment quality, safety, and the environment registered major increases.

Domestically, IAB reinforced its marketing efforts in industries manufacturing products such as semiconductors, FPDs, electronic components, and automobiles, seeking to maintain a firm grip on the demand for digital consumer appliances. At the same time, IAB actively promoted the introduction of IT in manufacturing industry and the provision of total solutions to enable customers to improve the quality of their products. As a result, sales rose substantially for base inspection systems, displacement sensors, vision sensors, motion controllers, and safety-related products.

Overseas, sales were generally strong in North America, while we managed to increase sales in Europe amid the challenging business environment of euro strength and stagnant capital investment by reinforcing our marketing efforts. Sales expanded substantially in Southeast Asia and China as well, due to expanded direct marketing, enhancement of sales channels, and stronger efforts on social infrastructure.

• Electronic Components Business (ECB)

Sales of ECB rose 12.1 percent year-on-year in fiscal 2003, to ¥88,988 million, accounting for 15.2 percent of consolidated net sales. Despite negative factors such as intensified price competition and lower retail prices, we expanded sales centered on consumer electronics and products for the telecommunications industry by offering value-added products utilized our technological edges. In particular, sales of backlights for cellular phones, originally introduced in fiscal 2001, doubled compared to the previous fiscal year. Narrow pitch flexible print circle (FPC) connectors for cellular phones, produced using ultra-precision 3D fabrication and replication technology, also showed consistent sales growth, as did cellular phone LED light modules. Sales of base station relays also increased substantially, due to rapid expansion of the telecommunications infrastructure markets in China and Europe.

Note that from fiscal 2003, ECB transferred its electrical and electronic parts for the automobile business to AEC.

• Automotive Electronics Business (AEC)

Sales of AEC fell by 1.1 percent year-on-year to ¥58,824 million, and accounted for 10.1 percent of consolidate net sales in the year under review. Although production in the domestic auto industry was flat on a unit basis, AEC increased its sales through launching of new products such as laser radars, electronic power steering controllers, and door lock controllers. These new products are now positioned to fuel future sales growth. In North America, output reductions centered on the Big Three were compounded by the weakness of the U.S. dollar as well as severe price competition in areas such as on-board relays, resulting in a difficult market environment. The markets in Europe, Korea, and Asia, however, recorded relatively solid performance. Sales of on-board relays to European electronic component manufacturers showed especially significant gains.

• Social Systems Business (SSB)

Sales of SSB rose 16.6 percent year-on-year to ¥135,997 million, accounting for 23.3 percent of consolidated net sales. Domestically, demand related to electronic funds transfer systems, including the modification and replacement of equipment such as ATMs and automated bill changers, expanded in advance of the planned introduction of new paper currency in the second half of fiscal 2004. Overseas demand was also generally firm.

Demand from the train station systems sector also increased, thanks to the demand for upgrading main equipments to conform to an improvement in passenger services such as the acceptance of IC cards. In traffic control and road management system fields, on the other hand, demands for urban highways-related were robust in the year under review.

• Health Care Business (HCB)

Sales of HCB were up 10.9 percent year-on-year to ¥46,962 million, accounting for 8.0 percent of consolidated net sales. Both domestically and overseas, sales growth stemmed from restraints on public healthcare spending and increased health-related demands. In the domestic market, greater numbers of patients with high blood pressure and the increased public awareness of the effectiveness of blood-pressure taking at home spurred the sales growth of digital blood pressure monitors. Also, the introduction of new products and aggressive investments in advertising resulted in a rapid expansion of the market share for body composition analyzers. In addition, satisfying the needs of customers for greater compactness helped to promote the sales of chair massagers. Overseas, sales were up in all markets, against a background of greater numbers of people with high blood pressure. In the U.S., in particular, sales of nebulizers for patients experiencing chronic obstructive pulmonary disease (COPD) as well as those of digital blood pressure monitors substantially increased. In China as well, HCB increased sales by expanding the number of marketing and service centers and promoting demand through aggressive investments in advertising and sales promotion.

• Other Businesses

Sales of Other Businesses, were down 29.5 percent percentage year-on-year to ¥24,480 million (accounting for 4.2 percent of consolidated net sales), due to factors such as exclusion of Omron Alphatec Corporation from consolidation since the second half of the previous fiscal year. The primary components of this business field consist of the Business Development Group's exploration and nurturing of new businesses, and the fostering and strengthening businesses not covered by a specific internal company. In terms of exploring new businesses, market viability was assessed in machine-to-machine business domains such as remote supervisory systems. In existing business lines, the market prices for PC peripherals continued to decline, and in the entertainment area commercial game machines faced intensified competition.

2. Review of Operations by Region

As of April 1, 2003, AEC was separated from ECB. Therefore, prior-year comparisons of the sales for each segment below are calculated using the reclassified figures.

• Japan

Sales increases were recorded for all business segments with the exception of Other Businesses, which was negatively affected by transfer of the operations of Omron Alphatec Corporation as part of operational restructuring. Sales to external customers totaled ¥376,349 million, for a 10.5 percent increase over the previous year.

• North America

HCB registered a solid performance, but declines were experienced in IAB, the ECB, and AEC. This was partly due to the appreciated Japanese yen and Canadian dollar, as well as reduced unit output by automakers that affected AEC. Sales to external customers totaled ¥64,613 million, marking a 4.8 percent decline from the previous year.

• Europe

The appreciated euro was a positive factor despite a difficult business climate, and sales gains were achieved by IAB, ECB, AEC, and HCB. Sales to external customers reached ¥84,286 million, increasing 14.7 percent from the previous year.

• Asia and Other

IAB, ECB, and HCB chalked up strong performances in Asia and other regions, and AEC also performed relatively well. Sales to external customers totaled ¥59,641 million, increasing 12.3 percent from the previous year.

Sales Breakdown, by Region



FY99
71.5%
10.7%
11.0%
6.7%
FY00
71.3%
10.8%
10.3%
7.6%
FY01
67.0%
12.3%
12.2%
8.5%
FY02
63.7%
12.7%
13.7%
9.9%
FY03
64.3%
11.0%
14.4%
10.2%
Japan
North America
Europe
Asia and Other

EXPLANATION OF BALANCE SHEETS

Assets, Liabilities and Shareholders' Equity

Total assets as of March 31, 2004, stood at ¥592,273 million, up by ¥24,874 million (4.4 percent) compared to the end of the previous year. Most of this increase was in the form of current assets (up by ¥21,113 million year-on-year). Cash and cash equivalents rose by ¥15,140 million (18.9 percent) accompanying increased free cash flow, while notes and accounts receivable-trade rose by ¥11,296 million (9.9 percent) due mainly to increased orders. Property, plant, and equipment grew only slightly, expanding by ¥1,678 million (1.1 percent). Investments and other assets also rose only slightly, increasing by ¥2,083 million (1.7 percent), due to the increased value of investment securities accompanying higher stock prices.

Current liabilities, long-term debt, and minority interests in subsidiaries rose by ¥1,774 million (0.6 percent) compared to the end of the previous fiscal year, reaching ¥317,563 million. Countering the aforementioned increase in notes and accounts receivables-trade, notes and accounts payable-trade rose by ¥11,572 million (17.0 percent). Also, in conjunction with a bond redemption scheduled for September 2004, the current portion of long-term debt (repayment within one year) increased by ¥18,039 million, to ¥30,036 million. The current ratio thus moved from 195 percent at the end of the previous year to 171 percent. Due to accelerated repayments and the conversion to short-term debt of the bond redemption amount, long-term debt declined by ¥29,108 million, to ¥11,207 million. As a result, total interest-bearing liabilities fell by ¥14,573 million (20.5 percent), to ¥56,687 million. Termination and retirement benefits decreased by ¥992 million (0.8 percent), to ¥119,738 million.

Shareholders' equity increased by ¥22,162 million in terms of "other" surplus funds resulting from increased net income for fiscal 2003, as well as increasing by ¥11,803 million due to net unrealized gains on securities resulting from the increased value of investment securities. Omron also repurchased ¥8,411 million worth of its own shares, and total shareholders' equity rose accordingly, by ¥23,100 million (9.2 percent) compared to the end of the previous fiscal year, to ¥274,710 million. Accumulated other comprehensive losses include foreign currency translation adjustments, minimum pension liability adjustments, net unrealized gain (loss) on securities, and net unrealized loss on derivatives. As a result, the ratio of shareholders' equity to total assets improved to 46.4 percent from the 44.3 percent at the end of the previous year, and the debt/equity ratio, defined as total liabilities divided by shareholders' equity, improved from 1.26 times to 1.16 times. Shareholder's equity per share based on the number of shares outstanding at the end of the year was ¥1,148.33, compared to ¥1,036.01 a year earlier.

CASH FLOW

Cash and cash equivalents as of the end of fiscal 2003 were up by ¥15,140 million (18.9 percent) compared to the previous year, rising to ¥95,059 million. The effects of exchange rate fluctuations during the fiscal year were minimal.

Cash flow provided by operating activities for the year totaled ¥80,687 million in inflow, up by ¥38,833 million from the previous year. The main factor responsible for this was the sharp increase in net income for the year.

Net cash used in investing activities totaled ¥34,484 million in outflow, an increase of ¥3,851 million. The main factor responsible was ¥3,661 million increase in capital investment (for a total of ¥38,115 million) accompanying Omron's growth strategy.

Net cash used in financing activities was ¥28,119 million in outflow, compared to outflow of ¥1,996 million in the previous fiscal year. The main factor responsible was accelerating the repayment of net borrowings of short-term bank loans and long-term debt. The Omron Group paid dividends of ¥2,942 million, with ¥8,411 million expended on share repurchases, for a total use of funds of ¥11,353 million.

Working Capital & Current Ratio


(Billions of yen)
(%)
200
160
120
80
40
0
250
200
150
100
50
0
FY99
FY00
FY01
FY02
FY03
Working capital [left axis]
Current ratio [right axis]

Outstanding Interest-Bearing Liabilities & Debt/Equity Ratio


(Billions of yen)
(Times)
80
60
40
20
0
2.0
1.5
1.0
0.5
0.0
FY99
FY00
FY01
FY02
FY03
Outstanding interest-bearing liabilities [left axis]
Debt/equity ratio [right axis]

Free Cash Flow


(Billions of yen)
50
40
30
20
10
0
-10
FY99
FY00
FY01
FY02
FY03
Free cash flow

RISK AND RISK MANAGEMENT

With respect to items related to the Omron Group's business and accounting, the following risks may influence the Omron Group's management results and financial condition (including share price), and we believe that these items may substantially affect investor decisions. Note that items referring to the future reflect the Omron Group's forecasts and/or assumptions as of June 25, 2004.

1. Economic Conditions

The primary business of the Omron Group is electronic components used in the manufacture of control system equipment and other electrical/electronic equipment by the manufacturing sector and in capital investment related areas. Accordingly, demand for Omron Group products is affected by economic conditions pertaining to these markets. Also, the Omron Group procures raw materials and semi-finished products in a wide variety of forms, and rapid increases in demand could result in supply shortages and/or sudden increases in prices that could halt production and/or cause sudden increases in costs.

Both in Japan and overseas, therefore, market forces affecting suppliers to, and purchasers from, the Omron Group can result in the contraction of demand for our products, thereby possibly having a negative impact on our operating results and financial condition.

2. Risks Accompanying Overseas Business Activities

The Omron Group is actively undertaking business activities such as production and sales in overseas markets. This imposes risks related to possible social unrest in the countries where we do business, due to factors such as differences in culture or religion, differences in business customs, economic circumstances such as specific legal and tax systems, and terrorisms, wars, or other political circumstances. In particular, the Omron Group continues to expand the scale of production and components procurement in China, which has been growing rapidly in recent years. It is therefore possible that problems could arise in the management of our production equipment and the performance of other businesses due to sudden changes in the Chinese political or legal environment, the surfacing of problems related to environmental issues or delayed response to social infrastructure needs such as electrical power generation, or other unpredictable events within China, including changes in the economic situation.

These factors may have a negative impact on the Omron Group's operating results and financial condition.

3. Exchange Rate Fluctuation

The Omron Group has 90 overseas affiliated companies and continues to reinforce its business operations in overseas markets, such as China for which major market growth is anticipated in the future. The percentages of consolidated net sales accounted for by overseas sales during the fiscal years ended March 2003 and March 2004 were 38.3 percent and 39.2 percent, respectively, and we expect further increases in the overseas operations ratio due to factors such as production shifts. The Omron Group seeks to hedge against exchange rate risk in such ways as balancing imports and exports denominated in foreign currencies. Exchange rate fluctuations, however, could have a negative impact on our operating results and financial condition.

4. Protection of Intellectual Property, including Imitation Products in China

The Omron Group has accumulated technology and expertise allowing us to differentiate our products from those of our competitors. But it is impossible to completely protect all of our intellectual property consisting of proprietary technology and expertise, due to legal restrictions in specific regions, including China, and/or conditions that allow only limited protection. At present, the Omron Group is working on intellectual property protection against imitation products, through such measures as the placement of full-time personnel in China. However, it is possible that we will not be able to effectively prevent third parties from using our intellectual property in the manufacture of imitation products. It is also possible that future Omron Group products and/or technology may be cited as infringing upon the intellectual property rights of competitors. Such events could impact negatively on our operating results and financial condition.

5. Product Defects

The Omron Group is committed to the management philosophy; maximization of customer satisfaction, and implement the philosophy by providing the best quality products and services based on our motto of "quality first." We have strict quality control standards in place, and we develop and manufacture our products accordingly. The Corporate General Affairs Division of the parent company conducts quality audits, and a Group-wide quality check system is in place for the ongoing improvement of the quality of our entire line of products and services.

Nevertheless, there is no assurance that all our products are without defects, and that recalls will not occur in the future. Large-scale recalls and/or product defects resulting in liability-related damages could impose huge costs, could severely influence evaluations of the Omron Group, and could result in reduced sales. Such events could impact negatively on our operating results and financial condition.

6. Regulated Chemical Substances

The Omron Group currently manufactures products with materials containing regulated chemical substances such as lead and cadmium that will be banned from use in the EU from July 2006. A regulated chemical substance investigation project has been launched within the Omron Group, and we are working with our suppliers to review the status of regulated chemical substances in all of the components and materials we use. Efforts are also being made to switch to substitute components and materials that do not contain regulated chemical substances. Although we are thus proceeding with a project to make Omron Group products throughout the world "environmentally warranted products" by the end of March 2006, delays in the switchover due to shortages of substitute parts and materials could impact negatively on our operating results and financial condition.

7. Information Leakage

All aspects of the operations of the Omron Group depend on personal computers and an IT environment, including production, R&D, sales, and management, with external data exchange being conducted in the course of sales and procurement activities. With recent rapid advances in the Internet and large-capacity media, moreover, there is an increasing possibility that important internal information such as customer information could be leaked to the outside of the Group. The Omron Group is strengthening its security measures to prevent external entry into its internal information systems, and a special committee has been established centering on the Corporate General Affairs Division. Steps are accordingly being taken to reinforce control over the information we handle, and to further improve employees' information literacy.

Unanticipated leakage of internal information, however, due for example to invasion of internal information systems using technology exceeding implemented security levels, could impact negatively on our operating results and financial condition.

8. R&D Activities

The Omron Group is actively investing in R&D activities while proceeding its business operation centered on technology, based on a management policy of securing a balance between growth and profits. As a result, R&D expenditures as a percentage of sales rose from 7.5 percent for fiscal 2002 to 7.9 percent for fiscal 2003. The Omron Group concentrates its R&D efforts on specific technological domains and market objectives, and consistently seeks improvement in its contribution rate of new products. A decline in the contribution rate of new products, however, due to factors such as R&D delays and insufficient applicability, could impact negatively on our operating results and financial condition.

9. Natural Disasters

The Omron Group established a special committee within the Corporate General Affairs Division for minimizing the risk from natural disasters such as earthquakes and from events such as power outages, and seeks to define risks and implement corresponding countermeasures. It is impossible, however, to avoid all risk pertaining to natural disasters, and the occurrence of natural disasters could impair our production capacity and/or temporarily disrupt our sales channels. Such events could impact negatively on our operating results and financial condition.

CONSOLIDATED BALANCE SHEETS

OMRON Corporation and Subsidiaries
March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 2)
ASSETS	2004	2003	2004
Current Assets:			
Cash and cash equivalents	¥ 95,059	¥ 79,919	$ 896,783
Notes and accounts receivable – trade	124,891	113,595	1,178,217
Allowance for doubtful receivables	(2,823)	(3,484)	(26,632)
Inventories (Note 3)	70,341	75,446	663,594
Deferred income taxes (Note 11)	18,458	20,139	174,132
Other current assets	10,300	9,498	97,170
Total Current Assets	316,226	295,113	2,983,264
Property, Plant and Equipment:			
Land	45,583	46,094	430,028
Buildings	107,852	99,455	1,017,472
Machinery and equipment	141,932	137,710	1,338,981
Construction in progress	3,760	11,313	35,472
Total	299,127	294,572	2,821,953
Accumulated depreciation	(148,404)	(145,527)	(1,400,038)
Net Property, Plant and Equipment	150,723	149,045	1,421,915
Investments and Other Assets:			
Investments in and advances to associates	1,245	1,187	11,745
Investment securities (Note 4)	50,331	30,861	474,821
Leasehold deposits	8,777	9,173	82,802
Deferred income taxes (Note 11)	47,301	64,305	446,236
Other (Note 5)	17,670	17,715	166,698
Total Investments and Other Assets	125,324	123,241	1,182,302
Total	¥592,273	¥567,399	$5,587,481

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2004	2003	Thousands of U.S. dollars (Note 2) 2004
Current Liabilities:			
Bank loans (Note 6)	¥ 15,444	¥ 18,948	$ 145,698
Notes and accounts payable – trade	79,345	67,773	748,538
Accrued expenses (Note 18)	26,146	24,394	246,660
Income taxes payable	10,114	4,095	95,415
Other current liabilities (Note 11)	23,463	24,370	221,349
Current portion of long-term debt (Note 6)	30,036	11,997	283,358
Total Current Liabilities	184,548	151,577	1,741,018
Long-Term Debt (Note 6)	11,207	40,315	105,726
Deferred Income Taxes (Note 11)	483	643	4,557
Termination and Retirement Benefits (Note 8)	119,738	120,730	1,129,604
Other Long-Term Liabilities	140	52	1,321
Minority Interests in Subsidiaries	1,447	2,472	13,651
Shareholders' Equity (Note 9):			
Common stock, no par value:			
Authorized: 487,000,000 shares			
Issued: 249,109,236 shares	64,082	64,082	604,547
Additional paid-in capital	98,705	98,705	931,179
Legal reserve	7,450	7,619	70,283
Retained earnings	175,296	153,134	1,653,736
Accumulated other comprehensive loss (Note 15)	(50,559)	(59,909)	(476,971)
Treasury stock, at cost — 9,884,413 shares in 2004 and 6,245,053 shares in 2003	(20,264)	(12,021)	(191,170)
Total Shareholders' Equity	274,710	251,610	2,591,604
Total	¥592,273	¥567,399	$5,587,481

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

OMRON Corporation and Subsidiaries
Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2004	2003	2002	2004
Net Sales				
Costs and Expenses:	¥584,889	¥535,073	¥533,964	$5,517,821
Cost of sales	344,835	327,413	353,429	3,253,160
Selling, general and administrative expenses	142,157	135,112	134,907	1,341,104
Research and development expenses	46,494	40,235	41,407	438,623
Interest expense, net (Note 6)	317	348	223	2,991
Foreign exchange loss, net	1,254	575	1,506	11,830
Other expenses, net (Note 10)	1,848	26,658	27,865	17,434
Total	536,905	530,341	559,337	5,065,142
Income (Loss) before Income Taxes, Minority Interests and Cumulative Effect of Accounting Change	47,984	4,732	(25,373)	452,679
Income Taxes (Note 11)	20,762	3,936	(9,348)	195,868
Income (Loss) before Minority Interests and Cumulative Effect of Accounting Change	27,222	796	(16,025)	256,811
Minority Interests	411	285	132	3,877
Income (Loss) before Cumulative Effect of Accounting Change	26,811	511	(16,157)	252,934
Cumulative Effect of Accounting Change	—	—	384	—
Net Income (Loss)	¥ 26,811	¥ 511	¥ (15,773)	$ 252,934

	Yen			U.S. dollars (Note 2)
	2004	2003	2002	2004
Per Share Data (Note 13):				
Income (Loss) before Cumulative Effect of Accounting Change				
Basic	¥110.7	¥2.1	¥(65.0)	$1.04
Diluted	107.5	2.1	(65.0)	1.01
Net Income (Loss)				
Basic	110.7	2.1	(63.5)	1.04
Diluted	107.5	2.1	(63.5)	1.01

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

OMRON Corporation and Subsidiaries
Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2004	2003	2002	2004
Net Income (Loss)	¥26,811	¥ 511	¥(15,773)	$252,934
Other Comprehensive Income (Loss), Net of Tax (Note 15):				
Foreign currency translation adjustments:				
Foreign currency translation adjustments arising during the year	(6,680)	(2,227)	6,310	(63,018)
Reclassification adjustment for the portion realized in net income	462	222	—	4,358
Net change in foreign currency translation adjustments during the year	(6,218)	(2,005)	6,310	(58,660)
Minimum pension liability adjustments	3,470	(27,484)	(13,973)	32,736
Unrealized gains (losses) on available-for-sale securities:				
Unrealized holding gains (losses) arising during the year	11,916	(6,400)	(7,570)	112,415
Reclassification adjustment for losses on impairment realized in net income (loss)	500	692	8,030	4,717
Reclassification adjustment for net losses (gains) on sales realized in net income (loss)	(613)	661	(746)	(5,783)
Net unrealized gains (loss)	11,803	(5,047)	(286)	111,349
Net gains (losses) on derivative instruments:				
Net gains (losses) on derivative instruments designated as cash flow hedges during the year	639	(788)	(1,673)	6,028
Reclassification adjustment for net losses (gains) realized in net income (loss)	(344)	778	1,605	(3,245)
Net gains (losses)	295	(10)	(68)	2,783
Other Comprehensive Income (Loss)	9,350	(34,546)	(8,017)	88,208
Comprehensive Income (Loss)	¥36,161	¥(34,035)	¥(23,790)	$341,142

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

OMRON Corporation and Subsidiaries
Years ended March 31, 2004, 2003 and 2002

	Millions of yen						
	Number of common shares issued	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, April 1, 2001	249,109,236	¥64,082	¥98,705	¥7,652	¥174,077	¥(17,346)	¥ (1,212)
Net loss					(15,773)		
Cash dividends, ¥13 per share					(3,227)		
Transfer to legal reserve				8	(8)		
Other comprehensive loss						(8,017)	
Acquisition of treasury stock							(725)
Exercise of stock options							18
Balance, March 31, 2002	249,109,236	64,082	98,705	7,660	155,069	(25,363)	(1,919)
Net income					511		
Cash dividends, ¥10 per share					(2,455)		
Reversal of legal reserve				(41)	41		
Other comprehensive loss						(34,546)	
Acquisition of treasury stock							(10,218)
Reissuance of treasury stock (Note 9)					(32)		116
Balance, March 31, 2003	249,109,236	64,082	98,705	7,619	153,134	(59,909)	(12,021)
Net income					26,811		
Cash dividends, ¥20 per share					(4,808)		
Reversal of legal reserve				(169)	169		
Other comprehensive income						9,350	
Acquisition of treasury stock							(8,411)
Exercise of stock options					(10)		168
Balance, March 31, 2004	249,109,236	¥64,082	¥98,705	¥7,450	¥175,296	¥(50,559)	¥(20,264)

	Thousands of U.S. dollars (Note 2)					
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2003	$604,547	$931,179	$71,877	$1,444,660	$(565,179)	$(113,406)
Net income				252,934		
Cash dividends, $0.19 per share				(45,358)		
Reversal of legal reserve			(1,594)	1,594		
Other comprehensive income					88,208	
Acquisition of treasury stock						(79,349)
Exercise of stock options				(94)		1,585
Balance, March 31, 2004	$604,547	$931,179	$70,283	$1,653,736	$(476,971)	$(191,170)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

OMRON Corporation and Subsidiaries
Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2004	2003	2002	2004
Operating Activities:				
Net income (loss)	¥ 26,811	¥ 511	¥(15,773)	$252,934
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	27,662	29,676	33,569	260,962
Net loss on sales and disposals of property, plant and equipment	479	11	1,314	4,519
Loss on impairment of property, plant and equipment	41	4,231	6,815	387
Net loss (gain) on sales of short-term investments and investment securities	(1,039)	1,221	(1,008)	(9,802)
Loss on impairment of investment securities and other assets	2,413	2,269	17,199	22,764
Bad debt expenses	0	465	520	0
Termination and retirement benefits	5,016	(1,087)	2,616	47,321
Deferred income taxes	7,235	(3,915)	(16,131)	68,255
Minority interests	411	285	132	3,877
Cumulative effect of accounting change	—	—	(384)	—
Net loss (gain) on sales of business entities	494	(1,550)	—	4,660
Changes in assets and liabilities:				
Notes and accounts receivable - trade, net	(10,853)	1,363	19,402	(102,387)
Inventories	4,105	(1,918)	17,403	38,726
Other assets	891	214	2,279	8,406
Notes and accounts payable - trade	10,976	9,770	(22,291)	103,547
Income taxes payable	6,015	232	(10,992)	56,745
Accrued expenses and other current liabilities	(52)	130	(1,082)	(491)
Other, net	82	(54)	99	774
Total adjustments	53,876	41,343	49,460	508,263
Net cash provided by operating activities	80,687	41,854	33,687	761,197
Investing Activities:				
Proceeds from sales or maturities of short-term investments and investment securities	1,894	1,388	3,111	17,868
Purchase of short-term investments and investment securities	(1,617)	(739)	(6,181)	(15,255)
Capital expenditures	(38,115)	(34,454)	(38,896)	(359,575)
Decrease in leasehold deposits	312	592	506	2,943
Proceeds from sales of property, plant and equipment	4,808	1,641	1,450	45,358
Acquisition of minority interests	(1,738)	(101)	(111)	(16,396)
Proceeds from sale of business entities, net	(365)	1,450	—	(3,443)
Payment for acquisition of business entities, net	337	(410)	—	3,179
Net cash used in investing activities	(34,484)	(30,633)	(40,121)	(325,321)
Financing Activities:				
Net borrowings (repayments) of short-term bank loans	(4,842)	2,909	5,786	(45,679)
Proceeds from issuance of long-term debt	1,011	10,358	13,102	9,538
Repayments of long-term debt	(13,093)	(1,960)	(26,970)	(123,519)
Dividends paid by the Company	(2,792)	(2,855)	(3,230)	(26,340)
Dividends paid to minority interests	(150)	(230)	(37)	(1,415)
Acquisition of treasury stock	(8,411)	(10,218)	(725)	(79,349)
Exercise of stock options	158	—	18	1,491
Net cash used in financing activities	(28,119)	(1,996)	(12,056)	(265,273)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(2,944)	(85)	3,648	(27,773)
Net Increase (Decrease) in Cash and Cash Equivalents	15,140	9,140	(14,842)	142,830
Cash and Cash Equivalents at Beginning of the Year	79,919	70,779	85,621	753,953
Cash and Cash Equivalents at End of the Year	¥ 95,059	¥79,919	¥ 70,779	$896,783

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

OMRON Corporation (the"Company") is a multinational manufacturer of automation components, equipment and systems with advanced computer, communications and control technologies. The Company conducts business in over 30 countries around the world and strategically manages its worldwide operations through 5 regional management centers in Japan, North America, Europe, Asia-Pacific and China. Products, classified by type and market, are organized into six internal companies and one business development group, as described below.

Industrial Automation manufactures and sells control components and systems including programmable logic controllers, sensors and switches used in automatic systems in industry. In the global market, the Company offers many services, such as those involving labor-saving automation, environmental protection, safety improvement, and inspection-automization solutions for highly developed production systems.

Electronic Components manufactures and sells electric and electronic components found in such consumer goods as home appliances as well as such business equipment as telephone systems, vending machines, and office equipment.

Automotive Electronic Components Business develops and produces automotive electronic components and other components for automobiles and automotive electronic components manufacturers throughout the world.

Social Systems Solutions Business encompasses the sale of automated teller machines, card authorization terminals and point of sales systems mainly for the domestic markets. Passing gates and automated ticket machines and electronic panels and terminal displays for traffic information and monitoring purposes are also supplied for the domestic market.

Advanced Modules Business manufactures products for the Social Systems Solutions Business, and also sells products for certain domestic customers and overseas markets.

Healthcare sells blood pressure monitors, digital thermometers, body-fat monitors, nebulizers and infra-red therapy devices aimed at both the consumer and institutional markets.

Business Development Group consists of businesses with high growth potential. The group provides the peripheral equipment used in office automation equipment, modems, terminal adapters, scanners and uninterrupted power supplies.

Basis of Financial Statements

The accompanying consolidated financial statements, stated in Japanese yen, include certain adjustments, not recorded on the books of account, to present these statements in accordance with accounting principles generally accepted in the United States of America, except for the omission of segment information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Certain reclassifications have been made to amounts previously reported in order to conform to 2004 classifications.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries (together the "Companies"). All significant intercompany accounts and transactions have been eliminated.

Investments in which the Companies have a 20% to 50% interest (associates) are accounted for using the equity method.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less, including time deposits, commercial paper, securities purchased with resale agreements and money market instruments.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is established in amounts considered to be appropriate based primarily upon the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Short-Term Investments and Investment Securities

The Companies classify all of their marketable debt and equity securities as available-for-sale. Available-for-sale securities are carried at market value with the corresponding recognition of net unrealized holding gains and losses as a separate component of accumulated other comprehensive income, net of related taxes, until recognized. If necessary, individual securities classified as available-for-sale are reduced to fair value by a charge to income in the period in which the decline is deemed to be other than temporary. Other investments are stated at the lower of cost or estimated net realizable value.The cost of securities sold is determined on the average cost basis.

Inventories

Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment has been computed principally on a declining balance method based upon the estimated useful lives of the assets. The estimated useful lives primarily range from 3 to 50 years for buildings and from 2 to 15 years for machinery and equipment.

Goodwill and Other Intangible Assets

The Company accounts for its goodwill and other intangible assets in accordance with SFAS No.142, "Goodwill and Other Intangible Assets," which requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS No.142 also requires recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment until its life is determined to no longer be indefinite.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value. Assets to be disposed of other than by sale are considered held and used until disposed of. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell.

Advertising Costs

Advertising costs are charged to earnings as incurred. Advertising expense was ¥8,391 million ($79,160 thousand), ¥7,196 million and ¥7,931 million for the years ended March 31, 2004, 2003 and 2002, respectively.

Shipping and Handling Charges

Shipping and handling charges were ¥8,061 million ($76,047 thousand), ¥7,300 million and ¥7,342 million for the years ended March 31, 2004, 2003 and 2002, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

Termination and Retirement Benefits

Termination and retirement benefits are accounted for in accordance with SFAS No.87, "Employers' Accounting for Pensions" and are disclosed in accordance with SFAS No.132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provision for termination and retirement benefits includes amounts for directors and corporate auditors of the Company.

Income Taxes

Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Future tax benefits, such as net operating loss carry forwards and tax credit carry forwards, are recognized to the extent that such benefits are more likely than not to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Product Warranties

A liability for the estimated warranty related cost is established at the time revenue is recognized and is included in other current liabilities. The liability is established using historical information including the nature, frequency, and average cost of warranty claims.

Derivatives

Derivative instruments and hedging activities are accounted for in accordance with SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133," and SFAS No.149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." These standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

For foreign exchange forward contracts and foreign currency options, on the date the derivative contract is entered into, the Companies designate the derivative as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge or "foreign currency" hedge). The Companies formally document all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow or foreign currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. Based on the Companies' policy, all foreign exchange forward contracts and foreign currency options entered into must be highly effective in offsetting changes in cash flows of hedged items.

Changes in fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow or foreign currency hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item.

The cumulative effect adjustment upon the adoption SFAS No.133 and No.138, net of the related income tax effect, resulted in a decrease to net loss of approximately ¥ 384 million at the date of adoption. The adoption of SFAS No.149 had no impact on the consolidated financial statements.

Cash Dividends

Cash dividends are reflected in the consolidated financial statements at proposed amounts in the year to which they are applicable, even though payment is not approved by shareholders until the annual general meeting of shareholders held early in the following fiscal year. Resulting dividends payable are included in Other current liabilities in the consolidated balance sheets.

Revenue Recognition

The Companies recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss has transferred, the sales price is fixed or determinable, and collectibility is probable. These criteria are met when products are received by customers or services are performed.

Stock-Based Compensation

The Companies account for stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No.25, "Accounting for Stock Issued to Employees," including related interpretations, and follow the disclosure only provision of SFAS No.123, "Accounting for Stock Based Compensation."

At March 31, 2004, the Company had a stock-based employee compensation plan, which is described more fully in Note 9. No stock-based employee compensation cost is reflected in the results of operations, as all options granted under those plans had an exercise price exceeding the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No.123, to stock-based employee compensation.

	Millions of yen (except per share data)			Thousands of U.S. dollars (except per share data)
	2004	2003	2002	2004
Net income (loss), as reported	¥26,811	¥511	¥(15,773)	$252,934
Deduct:				
Total stock-based employee compensation expense determined under fair value based method for all awards	106	91	100	1,000
Pro forma net income (loss)	¥26,705	¥420	¥(15,873)	$251,934
Net income (loss) per share (yen and U.S. dollars):				
Basic – as reported	¥ 110.7	¥ 2.1	¥ (63.5)	$ 1.04
Basic – pro forma	110.2	1.7	(63.9)	1.04
Diluted – as reported	107.5	2.1	(63.5)	1.01
Diluted – pro forma	107.1	1.7	(63.9)	1.01

2. TRANSLATION INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for convenience of the readers outside of Japan and has been made at the rate of ¥106 to $1, the approximate rate of exchange at March 31, 2004. Such translation should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

3. INVENTORIES

Inventories at March 31 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Finished products	¥34,983	¥39,264	$330,028
Work-in-process	15,725	16,608	148,349
Materials and supplies	19,633	19,574	185,217
Total	¥70,341	¥75,446	$663,594

4. SHORT-TERM INVESTMENTS AND INVESTMENT SECURITIES

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income (loss), net of tax.

Cost, gross unrealized holding gains and losses and fair value of securities, excluding equity securities with no readily determinable public market value, by major security type at March 31 were as follows:

	Millions of yen							
	2004				2003			
	Cost (*)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost (*)	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities:								
Debt securities	¥ 62	¥ —	¥—	¥ 62	¥ 44	¥ —	¥ —	¥ 44
Equity securities	26,949	18,915	(81)	45,783	27,947	4,000	(5,171)	26,776
Total available-for-sale securities	¥27,011	¥18,915	¥(81)	¥45,845	¥27,991	¥4,000	¥(5,171)	¥26,820

(*) Cost represents amortized cost for debt securities and acquisition cost for equity securities.

	Thousands of U.S. dollars			
	2004			
	Cost (*)	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities:				
Debt securities	$ 585	$ —	$ —	$ 585
Equity securities	254,236	178,443	(764)	431,915
Total available-for-sale securities	$254,821	$178,443	$(764)	$432,500

(*) Cost represents amortized cost for debt securities and acquisition cost for equity securities.

Gross unrealized holding losses and fair value of certain available-for-sale, equity securities, aggregated by length of time that such securities have been in a continuous unrealized loss position, at March 31, 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars	
	Less than 12 months			
	Fair value	Gross Unrealized Holding losses	Fair value	Gross Unrealized Holding losses
Available-for-sale securities:				
Equity securities	¥404	¥(81)	$3,811	$(764)

There were no securities which have been in a continuous unrealized loss position over 12 months at March 31, 2004.

Losses on impairment of available-for-sale securities recognized to reflect the decline in market value considered to be other than temporary were ¥847 million ($7,991 thousand), ¥1,194 million and ¥13,845 million for the years ended March 31, 2004, 2003 and 2002, respectively.

Net unrealized holding gains (losses) on available-for-sale securities, net of related taxes, increased by ¥11,803 million ($ 111,349 thousand) and decreased by ¥5,047 million for the years ended March 31, 2004 and 2003, respectively. Debt securities classified as available-for-sale investment securities mature in various amounts through 2006.

Proceeds from sales of available-for-sale securities were ¥1,833 million ($17,292 thousand), ¥1,240 million and ¥2,750 million for the years ended March 31, 2004, 2003 and 2002, respectively. Gross realized gains on sales were ¥1,120 million ($10,566 thousand), ¥78 million and ¥1,608 million for the years ended March 31, 2004, 2003 and 2002, respectively. Gross realized losses on sales were ¥82 million ($774 thousand), ¥1,218 million and ¥321 million for the years ended March 31, 2004, 2003 and 2002, respectively.

5. GOODWILL AND OTHER INTANGIBLE ASSETS

The components of acquired intangible assets excluding goodwill at March 31, 2004 and 2003 were as follows:

	Millions of yen			
	2004		2003	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Intangible assets subject to amortization:				
Software	¥24,531	¥14,392	¥21,780	¥10,268
Other	4,001	2,952	3,842	2,838
Total	¥28,532	¥17,344	¥25,622	¥13,106

	Thousands of U.S. dollars	
	2004	
	Gross Amount	Accumulated Amortization
Intangible assets subject to amortization:		
Software	$231,425	$135,774
Other	37,745	27,849
Total	$269,170	$163,623

Intangible assets not subject to amortization at March 31, 2004 and 2003 were immaterial.

Aggregate amortization expense related to intangible assets was ¥4,625 million ($43,632 thousand) and ¥4,544 million for the years ended March 31, 2004 and 2003, respectively.

Estimated amortization expense for the next five years ending March 31 is as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥3,440	$33,453
2006	3,274	30,887
2007	2,337	22,047
2008	1,504	14,189
2009	479	4,519

The carrying amount of goodwill at March 31, 2004 and 2003 and changes in its carrying amount for the years ended March 31,2004 and 2003 were immaterial.

6. BANK LOANS AND LONG-TERM DEBT

The weighted average annual interest rates of short-term bank loans at March 31, 2004 and 2003 were 1.2% and 1.2%, respectively.

Long-term debt at March 31 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Unsecured debt:			
Convertible bonds at 1.7%, due in September 2004	¥29,735	¥29,735	$280,519
Loans from banks and other financial institutions, generally at 0.4% to 3.8%, due on various dates through the years ended March 31,2006	10,986	21,802	103,641
Other	522	775	4,924
Total	41,243	52,312	389,084
Less portion due within one year	30,036	11,997	283,358
Long-term debt, less current portion	¥11,207	¥40,315	$105,726

The annual maturities of long-term debt outstanding at March 31, 2004 were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥30,036	$283,358
2006	10,404	98,150
2007	89	840
2008	69	651
2009	—	—
Thereafter	645	6,085
Total	¥41,243	$389,084

The convertible bonds may be redeemed at the Company's option prior to maturity at any time by the Company or its subsidiaries. At March 31, 2004, the convertible bonds were redeemable, in whole or in part, at 100% of face value.

The number of contingently issuable shares of common stock related to the convertible bonds as of March 31, 2004 was 10,026,639 shares. The conversion price per share at March 31, 2004 was ¥2,965 ($27.98), subject to anti-dilutivé provisions.

As is customary in Japan, additional security must be given if requested by a lending bank, and banks have the right to offset cash deposited with them against any debt or obligation that becomes due and, in case of default and certain other specified events, against all debt payable to the banks. The Companies have never received any such requests.

As is customary in Japan, the Company and domestic subsidiaries maintain deposit balances with banks with which they have short- or long-term borrowings. Such deposit balances are not legally or contractually restricted as to withdrawal.

Total interest cost incurred and charged to expense for the years ended March 31, 2004, 2003 and 2002 amounted to ¥1,217 million ($11,481 thousand), ¥1,430 million and ¥1,291 million, respectively.

7. LEASES

The Companies have operating lease agreements primarily involving offices and equipment for varying periods. Leases that expire generally are expected to be renewed or replaced by other leases. At March 31, 2004, future minimum rental payments applicable to non-cancelable leases having initial or remaining non-cancelable lease terms in excess of one year were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥ 2,590	$ 24,434
2006	2,386	22,509
2007	2,206	20,811
2008	1,975	18,632
2009	1,546	14,585
Thereafter	15,649	147,632
Total	¥26,352	$248,603

Rental expense amounted to ¥11,059 million ($104,330 thousand), ¥12,818 million and ¥11,322 million for the years ended March 31, 2004, 2003 and 2002, respectively.

8. TERMINATION AND RETIREMENT BENEFITS

The Company and its domestic subsidiaries sponsor termination and retirement benefit plans which cover substantially all domestic employees. Benefits are based on the employee's years of service, with some plans considering compensation and certain other factors. If the termination is involuntary, the employee is usually entitled to greater payments than in the case of voluntary termination.

The Company and its domestic subsidiaries fund a portion of the obligations under these plans. The general funding policy is to contribute amounts computed in accordance with actuarial methods acceptable under Japanese tax law. The Company and substantially all domestic subsidiaries have a contributory termination and retirement plan which is interrelated with the Japanese government social welfare program and consists of a substitutional potion requiring employee and employer contributions plus an additional portion established by the employers.

Periodic pension benefits required under the substitutional portion are prescribed by the Japanese Ministry of Health, Labour and Welfare, commence at age 65 and continue until the death of the surviving spouse. Benefits under the additional portion are usually paid in a lump sum at the earlier of termination or retirement although periodic payments are available under certain conditions.

In January 2003, Emerging Issues Task Force ("EITF") reached a final consensus on Issue 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities." EITF Issue 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees' Pension Fund plan.

The process of separating the substitutional portion from the corporate portion occurs in four phases. EITF Issue 03-2 requires that the separation process should be accounted for upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under the consensus reached, at the time the assets are transferred to the government in an amount sufficient to complete the separation process, the transaction is considered to be complete and the elimination of the entire substitutional portion of the benefit obligation would be accounted for as a settlement at that time. The difference between the obligation settled and the assets transferred to the government should be accounted for as a subsidy from the government.

On April 26, 2004, the Company received the Japanese government's approval of exemption from the obligation for benefits related to future employee service under the substitutional portion of its pension plan. The effect on the consolidated financial statements of the future transfer of the assets and liabilities related to the substitutional portion of its pension plan has not yet been determined

Obligations and Funded status

The following table is the reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets at March 31:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Change in benefit obligation:			
Benefit obligation at beginning of year	¥ 248,378	¥ 232,178	$ 2,343,189
Service cost, less employees' contributions	7,981	9,611	75,292
Interest cost	4,968	5,804	46,868
Employees' contributions	931	942	8,783
Actuarial losses	2,813	13,340	26,538
Benefits paid	(4,443)	(8,829)	(41,915)
Settlement paid	(981)	(4,668)	(9,255)
Benefit obligation at end of year	¥ 259,647	¥ 248,378	$ 2,449,500
Change in plan assets:			
Fair value of plan assets at beginning of year	105,311	119,487	993,500
Actual return on plan assets	8,368	(17,608)	78,943
Employers' contributions	5,789	6,233	54,613
Employees' contributions	931	942	8,783
Benefits paid	(3,228)	(3,743)	(30,453)
Fair value of plan assets at end of year	¥ 117,171	¥ 105,311	$ 1,105,386
Funded status	(142,476)	(143,067)	(1,344,114)
Unrecognized net actuarial loss	108,395	113,301	1,022,594
Unrecognized prior service credit	(3,603)	(3,904)	(33,991)
Unrecognized transition obligation	—	268	—
Net amount recognized	¥ (37,684)	¥ (33,402)	$ (355,511)
Amounts recognized in the consolidated balance sheets:			
Accrued liability	¥(115,784)	¥(117,382)	$(1,092,302)
Accumulated other comprehensive loss (gross of tax)	78,100	83,980	736,792
Net amount recognized	¥ (37,684)	¥ (33,402)	$ (355,510)
Accumulated benefit obligation at end of year	¥ 232,955	¥ 222,693	$ 2,197,689

Components of Net Periodic Benefit Cost

The expense recorded for the contributory termination and retirement plans included the following components for the years ended March 31:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Service cost, less employees' contributions	¥ 7,981	¥ 9,611	$ 75,292
Interest cost on projected benefit obligation	4,968	5,804	46,868
Expected return on plan assets	(4,210)	(4,072)	(39,717)
Amortization	3,530	2,742	33,302
Net expense	¥12,269	¥14,085	$115,745

The provisions of SFAS No. 87, "Employers' Accounting for Pensions," require the recognition of an additional minimum pension liability for each defined benefit plan to the extent that a plan's accumulated benefit obligation exceeds the fair value of plan assets and accrued pension liabilities. The net change in the minimum pension liability is reflected as other comprehensive income, net of related tax effect. The unrecognized net actuarial loss and the prior service credit are being amortized over 15 years.

Measurement Date

The Company and certain of its domestic subsidiaries use a December 31measurement date for the majority of their plans. Subsequent to the measurement date, in February 2004, the Company amended its plan to establish a new formula for determining pension benefits. The effect of this amendment was a decrease of ¥15,546 million($146,660 thousand) in the projected benefit obligation and will be recorded in the year ending March 31, 2005.

Assumptions

Weighted-average assumptions used to determine benefit obligations at March 31, 2004 and 2003 are as follows:

	2004	2003
Discount rate	2.0%	2.0%
Compensation increase rate	2.0	2.0

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31,2004, 2003 and 2002 are as follows:

	2004	2003	2002
Discount rate	2.0%	2.5%	3.0%
Compensation increase rate	2.0	3.0	3.0
Expected long-term rate of return on plan assets	3.0	4.0	4.0

The expected return on plan assets is determined by estimating the future rate of return on each category of plan assets considering actual historical returns and current economic trends and conditions.

Plan assets
The Company's pension plan weighted-average asset allocation by asset category is as follows:

Asset Category	2004	2003
Cash	14.4%	—%
Equity Securities	25.0	60.6
Debt Securities	43.5	27.1
Life insurance company general accounts	10.8	11.9
Other	6.3	0.4
Total	100.0%	100.0%

The Company investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. Taking into account the expected long-term rate of return on plan assets, the Company formulates a model portfolio comprised of the optimal combination of equity and debt securities in order to produce a total return that will match the expected return on a mid-term to long-term basis.

The Company evaluates the gap between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the model portfolio. The Company revises the model portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

Equity securities include common stock of the Company in the amounts of ¥53 million ($500 thousand)(0.04% of total domestic plan assets) and ¥111 million (0.11% of total domestic plan assets) at December 31,2003 and 2002, respectively.

Cash Flows
The Company expects to contribute ¥5,712 million ($53,887 thousand) to its domestic termination and retirement benefit plans in the year ending March 31, 2005.

Certain employees of European subsidiaries are covered by a defined benefit pension plan. The projected benefit obligation for the plan and related fair value of plan assets were ¥1,285 million ($12,123 thousand) and ¥1,125 million ($10,613 thousand), respectively, at March 31, 2004 and ¥1,315 million and ¥887 million, respectively, at March 31, 2003.

The Companies also have unfunded noncontributory termination plans administered by the Companies. These plans provide lump-sum termination benefits and are paid at the earlier of the employee's termination or mandatory retirement age, except for payments to directors and corporate auditors which require approval by the shareholders before payment. The Companies record provisions for termination benefits sufficient to state the liability equal to the plans' vested benefits, which exceed the plans' accumulated benefit obligations.

The aggregate liability for the termination plans excluding the funded contributory termination and retirement plan in Japan, as of March 31, 2004 and 2003 was ¥3,954 million ($37,302 thousand) and ¥3,348 million, respectively. The aggregate net periodic benefit cost for such plans for the years ended March 31, 2004, 2003 and 2002 was ¥1,688 million ($15,925 thousand), ¥890 million and ¥2,385 million, respectively.

9. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which various amendments have become effective since October 1, 2001.

The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and capital surplus equals 25% of common stock. The amount of total capital surplus and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders.

In addition, the Code permits the transfer of a portion of capital surplus and legal reserve to the common stock by resolution of the Board of Directors.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting or by resolution of the Board of Directors provided it is stipulated in an article of incorporation and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, capital surplus or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Code, the amount legally available for dividends is based on retained earnings as recorded in the books of the Company for Japanese financial reporting purposes. At March 31, 2004, retained earnings amounting to ¥31,086 million ($293,264 thousand) were available for future dividends subject to legal reserve requirements.

In 2003, the Company acquired the minority interests of certain domestic subsidiaries in exchange for the Company's common stock previously held in its treasury. The Company reissued 52,275 shares of treasury stock to acquire minority interests with book values and fair values equal to ¥84 million. These transactions resulted in a combined loss on reissuance of treasury stock of ¥32 million, representing the aggregate difference between the cost of shares repurchased and the fair value of shares reissued on the effective date of acquisition. The loss was charged directly to retained earnings.

Stock Options

The Company has authorized the grant of options to purchase common stock of the Company to certain directors and officers of the Company under a fixed stock option plan. All of the authorized shares available for grant have been granted.

Under the above plan, the exercise price of each option exceeded the market price of the Company's common stock on the date of grant and the options expire 5 years after the date of the grant. Generally, options become fully vested and exercisable after 3 years. A summary of the Company's fixed stock option plan activity and related information is as follows:

		Yen	
Fixed options	Shares	Weighted-average exercise price	Weighted-average fair value of options granted during the year
Options outstanding at April 1, 2001	498,000	¥2,467	
Granted	292,000	2,306	325
Exercised	(10,000)	1,839	
Forfeited	(85,000)	2,161	
Options outstanding at March 31, 2002	695,000	2,446	
Granted	276,000	1,913	285
Options outstanding at March 31, 2003	971,000	2,294	
Granted	204,000	2,435	736
Exercised	(86,000)	1,839	
Options outstanding at March 31, 2004	1,089,000	¥2,357	

	U.S. dollars	
	Weighted-average exercise price	Weighted-average fair value of options granted during the year
Options outstanding at March 31, 2003	$21.64	
Granted	22.97	$6.94
Exercised	17.34	
Options outstanding at March 31, 2004	$22.24	

		Yen
	Shares	Weighted-average exercise price
Options exercisable at March 31, 2002	143,000	¥1,839
Options exercisable at March 31, 2003	403,000	¥2,547
Options exercisable at March 31, 2004	609,000	¥2,531

		U.S. dollars
	Shares	Weighted-average exercise price
Options exercisable at March 31, 2004	609,000	$23.88

The following summarizes information about fixed stock options at March 31, 2004:

Options outstanding				Options exercisable	
Yen			Yen		Yen
Range of exercise prices	Shares	Weighted-average remaining contractual life	Weighted-average exercise price	Shares	Weighted-average exercise price
¥1,839	57,000	0.25 years	¥1,839	57,000	¥1,839
2,936	260,000	1.25 years	2,936	260,000	2,936
2,306	292,000	2.25 years	2,306	292,000	2,306
1,913	276,000	3.25 years	1,913	—	—
2,435	204,000	4.25 years	2,435	—	—
¥1,839 to ¥2,936	1,089,000	2.54 years	¥2,357	609,000	¥2,531

Options outstanding				Options exercisable	
U.S. dollars			U.S. dollars		U.S. dollars
Range of exercise prices	Shares	Weighted-average remaining contractual life	Weighted-average exercise price	Shares	Weighted-average exercise price
$17.35	57,000	0.25 years	$17.35	57,000	$17.35
27.70	260,000	1.25 years	27.70	260,000	27.70
21.75	292,000	2.25 years	21.75	292,000	21.75
18.05	276,000	3.25 years	18.05	—	—
22.97	204,000	4.25 years	22.97	—	—
$17.35 to $27.70	1,089,000	2.54 years	$22.24	609,000	$23.88

The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Risk-free interest rate	0.738%	0.271%	0.560%
Volatility	45.0	25.0	20.0
Dividend yield	0.857	0.559	0.576
Expected life	3.5 years	3.5 years	3.5 years

The Black-Scholes option valuation model used by the Company was developed for use in estimating the fair value of fully tradable options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. It is management's opinion that the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

10. OTHER EXPENSES, NET

Other expenses (income), net for the years ended March 31, 2004, 2003 and 2002 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Loss on impairment of investment securities and other assets	¥ 2,413	¥2,269	¥17,199	$22,764
Net loss on sales and disposals of property, plant and equipment	479	11	1,314	4,519
Loss on impairment of property, plant and equipment	41	4,231	6,815	387
Net loss (gain) on sales of short-term investments and investment securities	(1,039)	1,221	(1,008)	(9,802)
Net loss (gain) on sales of business entities	494	(1,550)	—	4,660
Voluntary early retirement program	—	18,968	—	—
Other, net	(540)	1,508	3,545	(5,094)
Total	¥ 1,848	¥26,658	¥27,865	$17,434

The Companies assessed the potential impairment of certain long-lived assets in consideration of future alternate uses, including disposal by sale. As a result, certain land and buildings, principally dormitories in 2004 and 2002, and laboratories in 2003, were deemed to be impaired and written down to fair value. The estimated fair value of these assets was primarily determined by independent real estate appraisals of land and buildings.

During the year ended March 31, 2003 the Company and most domestic subsidiaries implemented a voluntary early retirement program to all employees fulfilling certain conditions such as age and duration of employment. Employees accepting this offer received an additional lump sum payment, along with their previously earned retirement benefits.

11. INCOME TAXES

The provision for income taxes for the years ended March 31, 2004, 2003 and 2002 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Current income tax expense	¥13,527	¥ 7,851	¥ 6,783	$127,613
Deferred income tax expense (benefit) ,exclusive of the following	7,135	(5,600)	(17,679)	67,311
Change in the beginning of the year balance of the valuation allowance for deferred tax assets	(27)	136	1,548	(254)
Adjustments of deferred tax assets and liabilities for enacted changes in tax rates	127	1,549	—	1,198
Total	¥20,762	¥ 3,936	¥ (9,348)	$195,868

The effective income tax rates of the Companies differ from the normal Japanese statutory rates as follows for the years ended March 31:

	2004	2003	2002
Normal Japanese statutory rates	42.0%	42.0%	(42.0)%
Increase (decrease) in taxes resulting from:			
Permanently non-deductible items	1.0	7.7	1.9
Losses of subsidiaries for which no tax benefit was provided	1.0	38.7	3.3
Tax loss on sale of subsidiary	—	(33.0)	—
Difference in subsidiaries' tax rates	(0.6)	(14.9)	(1.3)
Change in the beginning of the year balance of the valuation allowance for deferred tax assets	(0.1)	2.9	0.4
Effects of enacted change in tax rates	0.3	32.7	—
Other, net	(0.3)	7.1	0.9
Effective tax rates	43.3%	83.2%	(36.8)%

The Company and its domestic subsidiaries are subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 42.0% in 2004, 2003 and 2002.

An amendment to Japanese tax regulations was enacted into law on March 31, 2003. As a result of this amendment, the normal income tax rate was reduced from 42.0% to 41.0% effective April 1, 2004. Deferred income tax assets and liabilities as of March 31, 2003 were measured at both tax rates considering the period the deferred tax asset or liability would be realized. The effect was an increase in the provision for income taxes of ¥127 million ($ 1,198 thousand) and ¥1,549 million increase for the year ended March 31, 2004 and 2003,respectively.

The approximate effect of temporary differences and tax credit and loss carry forwards that gave rise to deferred tax balances at March 31, 2004 and 2003 were as follows:

	Millions of yen			
	2004		2003	
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Inventory valuation	¥ 3,215	¥ —	¥ 3,761	¥ —
Accrued bonuses and vacations	5,432	—	4,682	—
Termination and retirement benefits	14,942	—	12,319	—
Enterprise taxes	676	—	150	—
Intercompany profits	2,349	—	2,547	—
Marketable securities	—	7,721	480	—
Property, plant and equipment	1,683	—	2,369	—
Allowance for doubtful receivables	1,249	47	2,531	99
Gain on sale of land	—	—	—	1,050
Minimum pension liability adjustment	32,020	—	34,431	—
Other temporary differences	10,641	2,578	10,827	1,792
Tax credit carry forwards	4,205	—	4,124	—
Operating loss carry forwards	6,185	—	16,226	—
Subtotal	82,597	10,346	94,447	2,941
Valuation allowance	(7,118)	—	(8,348)	—
Total	¥75,479	¥10,346	¥86,099	¥2,941

	Thousands of U.S. dollars	
	2004	
	Deferred tax assets	Deferred tax liabilities
Inventory valuation	$ 30,330	$ —
Accrued bonuses and vacations	51,245	—
Termination and retirement benefits	140,962	—
Enterprise taxes	6,377	—
Intercompany profits	22,160	—
Marketable securities	—	72,840
Property, plant and equipment	15,877	—
Allowance for doubtful receivables	11,783	443
Minimum pension liability adjustment	302,075	—
Other temporary differences	100,387	24,321
Tax credit carry forwards	39,670	—
Operating loss carry forwards	58,349	—
Subtotal	779,215	97,604
Valuation allowance	(67,151)	—
Total	$712,064	$ 97,604

The total valuation allowance decreased by ¥1,230 million ($11,604 thousand) in 2004 and increased by ¥1,226 million and ¥1,779 million in 2003 and 2002, respectively.

As of March 31, 2004, the Company and certain subsidiaries had operating loss carry forwards approximating ¥16,063 million ($151,534 thousand) available for reduction of future taxable income, the majority of which expire in 2009.

The Company has not provided for Japanese income taxes on unremitted earnings of certain subsidiaries to the extent that they are believed to be indefinitely reinvested. The unremitted earnings of the foreign subsidiaries which are considered to be indefinitely reinvested and for which Japanese income taxes have not been provided were ¥47,638 million ($449,415 thousand) and ¥62,094 million at March 31, 2004 and 2003, respectively. Dividends received from domestic subsidiaries are expected to be substantially free of tax.

12. FOREIGN OPERATIONS

Net sales and total assets of foreign subsidiaries for the years ended March 31, 2004, 2003 and 2002 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Net sales	¥208,540	¥194,498	¥176,096	$1,967,358
Total assets	¥162,630	¥158,300	¥146,734	$1,534,245

13. PER SHARE DATA

The Company accounts for its net income (loss) per share in accordance with SFAS No.128,"Earnings per Share." Basic net income (loss) per share has been computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during each year. Diluted net income (loss) per share reflects the potential dilution of convertible bonds and stock options, and has been computed by the if-converted method for convertible bonds and by the treasury stock method for stock options.

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations is as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Income (loss) before cumulative effect of accounting change	¥26,811	¥511	¥(16,157)	$252,934
Effect of dilutive securities:				
Convertible bonds, due 2004	327	—	—	3,085
Diluted income (loss) before cumulative effect of accounting change	¥27,138	¥511	¥(16,157)	$256,019

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Net income (loss)	¥26,811	¥511	¥(15,773)	$252,934
Effect of dilutive securities:				
Convertible bonds, due 2004	327	—	—	3,085
Diluted income (loss)	¥27,138	¥511	¥(15,773)	$256,019

	Number of shares		
	2004	2003	2002
Weighted average common shares outstanding	242,296,332	247,336,015	248,401,803
Dilutive effect of:			
Convertible bonds, due 2004	10,026,639	—	—
Stock options	53,053	—	—
Diluted common shares outstanding	252,376,024	247,336,015	248,401,803

For the years ended March 31, 2003 and 2002, the assumed conversion of convertible bonds, giving effect to the incremental shares and the adjustment to reduce interest expenses, was anti-dilutive and has, therefore, been excluded from the computation.

For the years ended March 31, 2003 and 2002, the assumed exercise of stock options, giving effect to the incremental shares, was anti-dilutive and has been excluded from the computation.

14. SUPPLEMENTAL INFORMATION FOR CASH FLOWS

Supplemental cash flow information for the years ended March 31, 2004, 2003 and 2002 was as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Interest paid	¥1,217	¥1,431	¥ 1,264	$11,481
Income taxes paid	7,508	7,588	17,748	70,830
Non-cash investing and financing activities:				
Liabilities assumed in connection with capital expenditures	3,848	1,320	1,516	36,302
Fair value of minority interests acquired by the reissuance of treasury stock	—	84	—	—

15. OTHER COMPREHENSIVE INCOME (LOSS)

The change in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2004, 2003 and 2002 was as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Foreign currency translation adjustments:				
Beginning balance	¥ (9,407)	¥ (7,402)	¥(13,712)	$ (88,745)
Change for the year	(6,218)	(2,005)	6,310	(58,660)
Ending balance	(15,625)	(9,407)	(7,402)	(147,405)
Minimum pension liability adjustments:				
Beginning balance	(48,708)	(21,224)	(7,251)	(459,509)
Change for the year	3,470	(27,484)	(13,973)	32,736
Ending balance	(45,238)	(48,708)	(21,224)	(426,773)
Unrealized gains (losses) on available-for-sale securities:				
Beginning balance	(1,716)	3,331	3,617	(16,189)
Change for the year	11,803	(5,047)	(286)	111,349
Ending balance	10,087	(1,716)	3,331	95,160
Net losses on derivative instruments:				
Beginning balance	(78)	(68)	—	(736)
Change for the year	295	(10)	(68)	2,783
Ending balance	217	(78)	(68)	2,047
Total accumulated other comprehensive loss:				
Beginning balance	(59,909)	(25,363)	(17,346)	(565,179)
Change for the year	9,350	(34,546)	(8,017)	88,208
Ending balance	¥(50,559)	¥(59,909)	¥(25,363)	$(476,971)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2004, 2003 and 2002 were as follows:

	Millions of yen								
	2004			2003			2002		
	Before-tax amount	Tax (expense) benefit	Net-of-tax amount	Before-tax amount	Tax (expense) benefit	Net-of-tax amount	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
Foreign currency translation adjustments:									
Foreign currency translation adjustments arising during the year	¥ (6,875)	¥ 195	¥(6,680)	¥ (2,227)	¥ —	¥ (2,227)	¥ 6,310	¥ —	¥ 6,310
Reclassification adjustment for the portion realized in net income (loss)	462	—	462	222	—	222	—	—	—
Net change in foreign currency translation adjustments during the year	(6,413)	195	(6,218)	(2,005)	—	(2,005)	6,310	—	6,310
Minimum pension liability adjustments	5,880	(2,410)	3,470	(47,387)	19,903	(27,484)	(24,091)	10,118	(13,973)
Unrealized gains (losses) on available-for-sale securities:									
Unrealized holding gains (losses) arising during the year	20,196	(8,280)	11,916	(11,036)	4,636	(6,400)	(13,052)	5,482	(7,570)
Reclassification adjustment for losses on impairment realized in net income (loss)	847	(347)	500	1,194	(502)	692	13,845	(5,815)	8,030
Reclassification adjustment for net losses (gains) on sales realized in net income (loss)	(1,038)	425	(613)	1,140	(479)	661	(1,287)	541	(746)
Net unrealized gains (losses)	20,005	(8,202)	11,803	(8,702)	3,655	(5,047)	(494)	208	(286)
Net gains (losses) on derivative instruments:									
Net gains (losses) on derivative instruments designated as cash flow hedges during the year	1,095	(456)	639	(1,358)	570	(788)	(2,884)	1,211	(1,673)
Reclassification adjustment for net losses (gains) realized in net income (loss)	(592)	248	(344)	1,340	(562)	778	2,767	(1,162)	1,605
Net gains (losses) on derivative instruments	503	(208)	295	(18)	8	(10)	(117)	49	(68)
Other comprehensive income (loss)	¥19,975	¥(10,625)	¥ 9,350	¥(58,112)	¥23,566	¥(34,546)	¥(18,392)	¥10,375	¥ (8,017)

	Thousands of U.S. dollars		
	2004		
	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during the year	$(64,858)	$ 1,840	$(63,018)
Reclassification adjustment for the portion realized in net income (loss)	4,358	—	4,358
Net change in foreign currency translation adjustments during the year	(60,500)	1,840	(58,660)
Minimum pension liability adjustments	55,472	(22,736)	32,736
Unrealized gains (losses) on available-for-sale securities:			
Unrealized holding gains (losses) arising during the year	190,528	(78,113)	112,415
Reclassification adjustment for losses on impairment realized in net income (loss)	7,991	(3,274)	4,717
Reclassification adjustment for net losses (gains) on sales realized in net income (loss)	(9,792)	4,009	(5,783)
Net unrealized gains (losses)	188,727	(77,378)	111,349
Net gains (losses) on derivative instruments:			
Net gains (losses) on derivative instruments designated as cash flow hedges during the year	10,330	(4,302)	6,028
Reclassification adjustment for net losses (gains) realized in net income (loss)	(5,585)	2,340	(3,245)
Net gains (losses) on derivative instruments	4,745	(1,962)	2,783
Other comprehensive income (loss)	$188,444	$(100,236)	$ 88,208

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial Instruments

The following table presents the carrying amounts and estimated fair values as of March 31, 2004 and 2003, of the Companies' financial instruments.

	Millions of yen			
	2004		2003	
	Carrying amount	Fair value	Carrying amount	Fair value
Nonderivatives:				
Long-term debt, including current portion	¥(41,243)	¥(42,707)	¥(52,312)	¥(53,669)
Derivatives:				
Included in Other current assets (liabilities):				
Forward exchange contracts	613	613	(198)	(198)

	Thousands of U.S. dollars	
	2004	
	Carrying amount	Fair value
Nonderivatives:		
Long-term debt, including current portion	$(389,084)	$(402,896)
Derivatives:		
Included in Other current assets:		
Forward exchange contracts	5,783	5,783

The following methods and assumptions were used to estimate the fair values of each class of financial instruments for which it is practicable to estimate that value:

Nonderivatives

(1) Cash and cash equivalents, notes and accounts receivable, bank loans and notes and accounts payable:The carrying amounts approximate fair values.

(2) Short-term investments and investment securities (see Note 4):The fair values are estimated based on quoted market prices or dealer quotes for marketable securities or similar instruments. Certain equity securities included in investments have no readily determinable public market value, and it is not practicable to estimate their fair values.

(3) Long-term debt:

For convertible bonds, the fair values are estimated based on quoted market prices. For other debt, the fair values are estimated using present value of discounted future cash flow analysis, based on the Companies' current incremental issuing rates for similar types of arrangements.

Derivatives

The fair value of derivatives generally reflects the estimated amounts that the Companies would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer quotes are available for most of the Companies' derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value. The Companies do not use derivatives for trading purposes.

Changes in the fair value of foreign exchange forward contracts and foreign currency options designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through Foreign exchange loss, net in the same period as the hedged items affect earnings. Substantially all of the accumulated other comprehensive income (loss) in relation to foreign exchange forward contracts at March 31, 2004 is expected to be reclassified into earnings within twelve months.

The effective portions of changes in the fair value of foreign exchange forward contracts and foreign currency options designated as cash flow hedges and reported in accumulated other comprehensive income (loss), net of the related tax effect, are gains of ¥639 million ($6,028 thousand) and losses of ¥788 million for the years ended March 31, 2004 and 2003, respectively. The amounts, which were reclassified out of accumulated other comprehensive income (loss) into Foreign exchange loss, net depending on their nature, net of the related tax effect, are net gains of ¥344 million ($3,245 thousand) and net losses of ¥778 million for the years ended March 31, 2004 and 2003, respectively. The amount of the hedging ineffectiveness is not material for the years ended March 31, 2004 and 2003.

The Companies enter into interest rate swap agreements, which do not meet the hedging criteria of SFAS No. 133. These interest rate swap agreements are recorded at fair value in the consolidated balance sheets. The changes in fair values are recorded in current period earnings.

Foreign exchange forward contracts and foreign currency options:

The Companies enter into foreign exchange forward contracts and combined purchased and written foreign currency option contracts to hedge foreign currency transactions (primarily the U.S. dollar and the EURO) on a continuing basis for periods consistent with their committed exposure. The terms of the currency derivatives are rarely more than 10 months. The credit exposure of foreign exchange contracts are represented by the fair value of the contracts at the reporting date. Management considers the exposure to credit risk to be minimal since the counterparties are major financial institutions.

The notional amounts of contracts to exchange foreign currency (forward contracts) outstanding at March 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Forward exchange contracts	¥35,597	¥24,326	$335,821

The notional amounts do not represent the amounts exchanged by the parties to derivatives and are not a measure of the Companies' exposure through its use of derivatives. The amounts exchanged are determined by reference to the notional amounts and the other terms of the derivatives.

The Companies hedge certain exposures to fluctuations in foreign currency exchange rates that occur prior to conversion of foreign currency denominated monetary assets and liabilities into the functional currency. Prior to conversion to the functional currency, these assets and liabilities are translated at currency exchange rates in effect on the balance sheet date. The effects of changes in currency exchange rates are reported in earnings and included in Foreign exchange loss, net in the consolidated statements of operations. Currency forward contracts and options designated as hedges of the monetary assets and liabilities are also marked to market rates with the resulting gains and losses reported in the consolidated statements of operations.

17. RELATED PARTY TRANSACTION

The Company has an operating lease agreement for its head office, including land and a building, with a company owned by the family of the Company's founder, which includes the Company's chairman and representative director, a director, and certain managing officers. This lease agreement has an initial non-cancelable lease term to 2020 and requires a monthly rental payment of ¥106 million ($1,000 thousand) and a security deposit of 2,600 million ($24,528 thousand) which is refundable when the agreement expires. During the years ended March 31, 2004, 2003 and 2002, the Company paid ¥1,272 million ($12,000 thousand), in rental expense and the security deposit at March 31, 2004 and 2003 was ¥2,600 million ($ 24,528 thousand).

18. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has commitments at March 31, 2004 of approximately ¥18,549 million ($174,991 thousand) related to contracts for outsourcing computer services through 2008. The contracts require an annual service fee of ¥4,764 million ($44,943 thousand) for the year ending March 31, 2005. The annual service fee will gradually decrease each year during the contract term to ¥ 4,518 million ($42,623 thousand) for 2008. The contract is cancelable at any time subject to a penalty of 15% of aggregate service fees payable for the remaining term of the contract.

The Company and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both the Company and its legal counsel, management of the Company believes that damages from such lawsuits, if any, would not have a material effect on the consolidated financial statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Companies to concentrations of credit risk consist principally of short-term cash investments and trade receivables. The Companies place their short-term cash investments with high-credit-quality financial institutions. Concentrations of credit risk with respect to trade receivables, as approximately 75% of total sales are concentrated in Japan, are limited due to the large number of well-established customers and their dispersion across many industries. The Company normally requires customers to deposit funds to serve as security for ongoing credit sales.

Guarantees

The Company provides guarantees to third parties of bank loans of associates and other companies. The guarantees for the associates and other companies are made to ensure that those companies operate with less finance costs. The maximum payments in the event of default is ¥1,527 million ($14,406 thousand) at March 31, 2004. The carrying amounts of the liabilities recognized under those guarantees at March 31, 2004 were immaterial.

Bank loans of ¥889 million ($8,387 thousand) of an unaffiliated company were jointly and severally guaranteed by the Company and six other unaffiliated companies. According to an agreement between the seven companies, any loss on these guarantees are to be borne equally among the companies.

Product Warranties

The Companies issue contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the year ended March 31, 2004 and 2003 are summarized as follows:

	Millions of yen	
	2004	2003
Balance at beginning of year	¥ 2,752	¥ 1,890
Addition	4,188	3,493
Utilization	(3,787)	(2,631)
Balance at end of year	¥ 3,153	¥ 2,752

	Thousands of U.S. dollars
	2004
Balance at beginning of year	$25,962
Addition	39,509
Utilization	(35,726)
Balance at end of year	$29,745

19. SUBSEQUENT EVENTS

On May 6, 2004, management of the Company resolved to propose the following for approval of the shareholders at the meeting to be held on June 24, 2004.

(1) A plan to repurchase the Company's outstanding shares at the Company's discretion with a maximum limit of ¥5,000 million ($47,170 thousand), or 2,000,000 shares, for the period up to the date of the June 2005 general meeting of shareholders.

(2) Amendment of the Company's articles of incorporation enabling the repurchase of the Company's outstanding shares upon resolution by the Board of Directors.

On May 11, 2004, the Company entered into a joint venture agreement with Hitachi, Ltd. In connection with the joint venture agreement, a corporate separation agreement was approved by the Board of directors, allowing for the transfer of Automated Teller Machines and other information equipment businesses to the joint venture. The agreement is subject to approval of the shareholders at the meeting to be held on June 24, 2004. The new company, if approved, will start operations on October 1, 2004, and will be called Hitachi-Omron Terminal Solutions Corp. ("HOTS"). HOTS will strive for a globally competitive position in the information equipment market. The Company will be given a 45% interest in exchange for transferring certain assets and liabilities. The assets and liabilities to be transferred recorded on the Company's book of account at March 31,2004 were ¥27,203 million ($256,632 thousand) and ¥3,058 million ($28,849 thousand), respectively.

Deloitte.

Deloitte Touche Tohmatsu
Osaka Kokusai Building
2-3-13, Azuchi–machi
Chuo–ku, Osaka 541-0052
Japan

Tel: +81 (6) 6261 1381
Fax: +81 (6) 6261 1238
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of OMRON Corporation

We have audited the accompanying consolidated balance sheets of OMRON Corporation and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2004, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Certain information required by Statement of Financial Accounting Standards No.131, "Disclosures about Segments of an Enterprise and Related Information," has not been presented in the accompanying consolidated financial statements. In our opinion, presentation concerning operating segments and other information is required for a complete presentation of the Company's consolidated financial statements.

In our opinion, except for the omission of segment information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OMRON Corporation and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 4, 2004

Member of
Deloitte Touche Tohmatsu

GLOBAL NETWORK

EUROPE

Regional Headquarters
OMRON Europe B.V. (The Netherlands)
Phone: 31-23-5681300 Fax: 31-23-5681388

Industrial Automation Business
OMRON Electronics Ges.m.b.H. (Austria)
Phone: 43-1-80190-0 Fax: 43-1-804-48-46

OMRON Electronics N.V./S.A. (Belgium)
Phone: 32-2-4662480 Fax: 32-2-4660687

OMRON Electronics AG (Switzerland)
Phone: 41-41-748-13-13 Fax: 41-41-748-13-45

OMRON Electronics, Spol. S.r.o. (Czech Rep.)
Phone: 420-2-3460-2602 Fax: 420-2-3460-2607

OMRON Electronics G.m.b.H. (Germany)
Phone: 49-2173-6800-0 Fax: 49-2173-6800-400

OMRON Fabrikautomation G.m.b.H. (Germany)
Phone: 49-2103-203-3 Fax: 49-2103-203-400

OMRON Electronics A/S. (Denmark)
Phone: 45-4344-0011 Fax: 45-4344-0211

OMRON Electronics S.A. (Spain)
Phone: 34-91-37-77-9-00 Fax: 34-91-37-77-9-56

OMRON Electronics S.a.r.l. (France)
Phone: 33-1-49747000 Fax: 33-1-48760930

OMRON Electronics O.Y. (Finland)
Phone: 358-9-5495-800 Fax: 358-9-5495-8150

OMRON Electronics KFT (Hungary)
Phone: 36-1-399-3050 Fax: 36-1-399-3060

OMRON Electronics SpA. (Italy)
Phone: 39-02-32681 Fax: 39-02-325154

OMRON Immobiliare S.r.l. (Italy)
Phone: 39-02-32681 Fax: 39-02-325154

OMRON Electronics Norway A/S. (Norway)
Phone: 47-22-657500 Fax: 47-22-658300

OMRON Electronics B.V. (The Netherlands)
Phone: 31-23-5681100 Fax: 31-23-5681188

OMRON Electronics Lda. (Portugal)
Phone: 351-21-942-9400 Fax: 351-21-941-7899

OMRON Electronics Sp. Z.o.o. (Poland)
Phone: 48-22-645-7860 Fax: 48-22-645-7863

OMRON Electronics A.B. (Sweden)
Phone: 46-8-632-3500 Fax: 46-8-632-3510

OMRON Electronics Ltd. (Turkey)
Phone: 90-216-474-0040 Fax: 90-216-474-0047

OMRON Electronics Ltd. (U.K.)
Phone: 44-19-0825-8258 Fax: 44-19-0825-8158

OMRON Electronics Manufacturing of Germany G.m.b.H. (Germany)
Phone: 49-7032-811-0 Fax: 49-7032-811-199

OMRON Manufacturing of The Netherlands B.V. (The Netherlands)
Phone: 31-73-6481811 Fax: 31-73-6420195

OMRON Yasukawa Motion Control B.V. (The Netherlands)
Phone: 31-23-5681400 Fax: 31-23-5681388

Electronic Components Business
OMRON Electronic Components Europe B.V. (The Netherlands)
Phone: 31-23-5681300 Fax: 31-23-5681212

Automotive Electronic Components Business
OMRON Automotive Electronics UK Ltd. (U.K.)
Phone: 44-1384-405500 Fax: 44-1384-405508

IMS Vision Motion Control G.m.b.H. (Germany)
Phone: 49-711-686876-0 Fax: 49-711-686876-70

Healthcare Business
OMRON Medizintechnik Handelsgesellschaft G.m.b.H. (Germany)
Phone: 49-621-83348-20 Fax: 49-621-834-820

OMRON Healthcare Europe B.V. (The Netherlands)
Phone: 31-20-354-8200 Fax: 31-20-354-8201

OMRON Healthcare UK Ltd. (U.K.)
Phone: 44-1-273-497912 Fax: 44-1-273-495123

THE AMERICAS

Regional Headquarters
OMRON Management Center of America, Inc. (U.S.A.)
Phone: 1-847-884-0322 Fax: 1-847-884-1866

Industrial Automation Business
OMRON Electronics LLC. (U.S.A.)
Phone: 1-847-843-7900 Fax: 1-847-843-7787

OMRON Manufacturing of America, Inc. (U.S.A.)
Phone: 1-630-513-0400 Fax: 1-630-513-1027

OMRON Canada Inc. (Canada)
Phone: 1-416-286-6465 Fax: 1-416-286-6648

OMRON IDM Controls, Inc. (U.S.A.)
Phone: 1-713-849-1900 Fax: 1-713-849-4666

OMRON Eletrõica do Brasil Ltda. (Brazil)
Phone: 55-11-5564-6488 Fax: 55-11-5564-7751

Electronic Components Business
OMRON Electronic Components LLC. (U.S.A.)
Phone: 1-847-882-2288 Fax: 1-847-992-2192

Automotive Electronic Components Business
OMRON Automotive Electronics, Inc. (U.S.A.)
Phone: 1-630-443-6800 Fax: 1-630-443-6898

OMRON Dualtec Automotive Electronics Inc. (Canada)
Phone: 1-905-829-0136 Fax: 1-905-829-0432

OMRON Electronica Automotiva Do Brasil LTDA (Brazil)
Phone: 55-11-5563-4465 Fax: 55-11-5564-7751

Social Systems Business (Advanced Modules)
OMRON Systems LLC. (U.S.A.)
Phone: 1-847-843-0515 Fax: 1-847-843-7686

OMRON Transaction Systems, Inc. (U.S.A.)
Phone: 1-847-843-0515 Fax: 1-847-843-7686

OMRON Business Systemas Eletrõicos da America Latina Ltda. (Brazil)
Phone: 55-11-251-0073 Fax: 55-11-251-1053

Healthcare Business
OMRON Healthcare, Inc. (U.S.A.)
Phone: 1-847-680-6200 Fax: 1-847-680-6269

Other
OMRON Advanced Systems, Inc. (U.S.A.)
Phone: 1-408-727-6644 Fax: 1-408-727-5540

OMRON Logistics of America, Inc. (U.S.A.)
Phone: 1-630-513-6750 Fax: 1-630-513-1382

ASIA-PACIFIC

Regional Headquarters
OMRON Asia Pacific Pte. Ltd. (Singapore)
Phone: 65-6835-3011 Fax: 65-6835-2711

Industrial Automation Business
OMRON Electronics Pte. Ltd. (Singapore)
Phone: 65-6547-6789 Fax: 65-6547-6766

OMRON Electronics Sdn. Bhd. (Malaysia)
Phone: 603-7628-8388 Fax: 603-7628-8333

OMRON Electronics Pty. Ltd. (Australia)
Phone: 61-2-9878-6377 Fax: 61-2-9878-6981

OMRON Electronics Ltd. (New Zealand)
Phone: 64-9-358-4400 Fax: 64-9-358-4411

OMRON Electronics Co., Ltd. (Thailand)
Phone: 66-2-937-0500 Fax: 66-2-937-0501

P.T. OMRON Electronics (Indonesia)
Phone: 62-21-8370-9555 Fax: 62-21-8370-9550

Electronic Components Business
OMRON Malaysia Sdn. Bhd. (Malaysia)
Phone: 603-7620-0036 Fax: 603-7620-0049

P.T. OMRON Manufacturing of Indonesia (Indonesia)
Phone: 62-21-897-5108 Fax: 62-21-897-5160

OMRON Electronic Components Pte. Ltd. (Singapore)
Phone: 65-6848-8800 Fax: 65-6848-8811

OMRON Electronic Components Co., Ltd. (Thailand)
Phone: 66-2-619-0292 Fax: 66-2-619-0624

Automotive Electronic Components Business
OMRON Automotive Electronics Korea, Co., Ltd. (Korea)
Phone: 82-2-850-5700 Fax: 82-2-859-1687

OMRON Automotive Electronics Co., Ltd. (Thailand)
Phone: 66-35-227-169 Fax: 66-35-227-167

Social Systems Business (Advanced Modules)
OMRON Mechatronics of The Philippines Corp. (Philippines)
Phone: 63-47-252-5236 Fax: 63-47-252-1491

OMRON Technical Service Malaysia Sdn. Bhd. (Malaysia)
Phone: 603-7954-3119 Fax: 603-7954-1559

Healthcare Business
OMRON Healthcare Singapore Pte. Ltd. (Singapore)
Phone: 65-6736-2345 Fax: 65-6736-2500

CHINESE ECONOMIC AREA

Regional Headquarters

OMRON China Headquarters (China)
Phone: 86-21-6841-2588 Fax: 86-21-6841-2788

OMRON (China) Group Co.,Ltd. (Hong Kong)
Phone: 852-2375-3827 Fax: 852-2375-1475

OMRON Corporation Beijing Office (China)
Phone: 86-10-6515-5788 Fax: 86-10-6515-5799

OMRON China Centtalised Procurement Center (China)
Phone: 86-755-8348-1108 Fax: 86-755-8348-0578

Industrial Automation Business

OMRON (China) Co., Ltd. (China)
Phone: 86-10-8391-3005 Fax: 86-10-8391-3688

OMRON (China) Co., Ltd., Shanghai Office (China)
Tel:86-21-5037-2222 Fax:86-21-5037-2200

OMRON Electronics (Guangzhou) Ltd. (China)
Tel:86-20-8732-0508 Fax:86-20-8732-1750

OMRON Electronics (Hong Kong) Ltd. (Hong Kong)
Phone: 852-2375-3827 Fax: 852-2375-1475

OMRON Taiwan Electronics Inc. (Taiwan)
Phone: 886-2-2715-3331 Fax: 886-2-2712-6712

OMRON Taiwan System Inc. (Taiwan)
Phone: 886-2-2375-2200 Fax: 886-2-2375-2233

OTE Engineering Inc. (Taiwan)
Phone: 886-3-352-4442 Fax: 886-3-352-4239

OMRON Trading (Shanghai) Co., Ltd. (China)
Phone: 86-21-5046-0660 Fax: 86-21-5046-0998

OMRON Trading (Tianjin) Co., Ltd. (China)
Phone: 86-22-2420-7209 Fax: 86-22-2420-7217

OMRON Trading (Shenzhen) Co., Ltd. (China)
Phone: 86-755-8359-9028 Fax: 86-755-8359-9628

Shanghai OMRON Automation System Co., Ltd. (China)
Phone: 86-21-5050-4535 Fax: 86-21-5854-2658

OMRON (Shanghai) Co., Ltd.
Phone: 86-21-5854-0055 Fax: 86-21-5854-0614

OMRON (Shanghai) Control System Engineering Co., Ltd. (China)
Phone: 86-21-5131-9030 Fax: 86-21-5131-9040

Electronic Components Business

OMRON Electronic Components (H.K.) Ltd. (Hong Kong)
Phone: 852-2375-3827 Fax: 852-2375-1475

Shanghai OMRON Control Components Co., Ltd. (China)
Phone: 86-21-5854-0012 Fax: 86-21-5854-8413

OMRON Electronic Components (Shenzhen) Ltd. (China)
Phone: 86-755-8462-0000 Fax: 86-755-8462-1111

Social Systems Business

OMRON Corporation Beijing Office, Social Systems Business (China)
Phone:86-10-6515-5783 Fax:86-10-6515-5797

Healthcare Business

OMRON(China) Co., Ltd. Shanghai Branch (Healthcare Business) (China)
Phone:86-21-6351-9588 Fax:86-21-6351-6300

OMRON Industry & Trade (Dalian) Co., Ltd. (China)
Phone: 86-411-8731-7201 Fax: 86-411-8731-7191

OMRON Dalian Co., Ltd. (China)
Phone: 86-411-8761-4222 Fax: 86-411-8762-8494

OMRON(Dalian) Co., Ltd. Research & Development Center (China)
Phone:86-411-8476-8080 Fax:86-411-8476-7299

JAPAN

Manufacturing

Mishima Systems Factory
Phone: 81-55-977-9000 Fax: 81-55-977-9080

Kusatsu Plant
Phone: 81-77-563-2181 Fax: 81-77-565-5588

Ayabe Office
Phone: 81-773-42-6611 Fax: 81-773-43-0661

Minakuchi Factory
Phone: 81-748-62-6851 Fax: 81-748-62-6854

Marketing

Osaki Office
Phone: 81-3-5435-2000 Fax: 81-3-5435-2030

Nagoya Office
Phone: 81-52-571-6461 Fax: 81-52-565-1910

Osaka Office
Phone: 81-6-6347-5800 Fax: 81-6-6347-5900

Fukuoka Office
Phone: 81-92-414-3200 Fax: 81-92-414-3201

Research and Development

Keihanna Technology Innovation Center
Phone: 81-774-74-2000 Fax: 81-774-74-2001

Industrial Automation Business

OMRON Okayama Co., Ltd.
Phone: 81-86-277-6111 Fax: 81-86-276-6013

OMRON Izumo Co., Ltd.
Phone: 81-853-22-2212 Fax: 81-853-22-2396

OMRON Takeo Co., Ltd.
Phone: 81-954-23-4151 Fax: 81-954-23-4159

OMRON Aso Co., Ltd.
Phone: 81-967-22-1311 Fax: 81-967-22-3526

Settsu Denki
Phone: 81-6-6443-8008 Fax: 81-6-6443-5233

Gyoden Corporation
Phone: 81-29-302-1211 Fax: 81-29-302-1222

OMRON Kyoto Taiyo Co., Ltd.
Phone: 81-75-672-0911 Fax: 81-75-681-4700

OMRON Technocult Co., Ltd.
Phone: 81-45-321-0471 Fax: 81-45-321-0473

OMRON Two Four Service Co., Ltd.
Phone: 81-3-5825-2320 Fax: 81-3-5825-2330

FA Techno Corporation
Phone: 81-3-5297-5223 Fax: 81-3-5297-5224

Electronic Components Business

OMRON Kurayoshi Co., Ltd.
Phone: 81-858-23-2121 Fax: 81-858-22-1355

OMRON Ichinomiya Co., Ltd.
Phone: 81-586-62-7211 Fax: 81-586-62-7291

OMRON Sanyo Co., Ltd.
Phone: 81-8695-5-1355 Fax: 81-8695-5-1359

OMRON Relay & Devices Corporation
Phone: 81-968-44-4101 Fax: 81-968-44-4161

OMRON Taiyo Co., Ltd.
Phone: 81-977-66-4447 Fax: 81-977-67-5112

Automotive Electronic Components Business

OMRON Iida Co., Ltd.
Phone: 81-265-26-6000 Fax: 81-265-26-6030

Social Systems Business

OMRON Field Engineering Co., Ltd.
Phone: 81-3-3448-8111 Fax: 81-3-3442-2269

OMRON Software Co., Ltd.
Phone: 81-75-352-7400 Fax: 81-75-352-7210

NishiNihon Field Engineering Co., Ltd.
Phone: 81-6-6348-1270 Fax: 81-6-6349-1923

OMRON Field Engineering Kyushu Co., Ltd.
Phone: 81-92-451-6748 Fax: 81-92-472-5136

OMRON Field Engineering Hokkaido Co., Ltd.
Phone: 81-11-281-5121 Fax: 81-11-281-0917

OMRON T.A.S. Co., Ltd.
Phone: 81-3-5420-6611 Fax: 81-3-5420-6615

OMRON Software Kyushu Co., Ltd.
Phone: 81-96-352-8671 Fax: 81-96-352-8677

OMRON Software Hokkaido Co., Ltd.
Phone: 81-11-898-6711 Fax: 81-11-898-6710

Social Systems Business (Advanced Modules)

OMRON Nohgata Co., Ltd.
Phone: 81-949-22-2811 Fax: 81-949-28-3046

Healthcare Business

OMRON Healthcare, Co., Ltd.
Phone: 81-75-322-9300 Fax: 81-75-322-9301

OMRON Matsusaka Co., Ltd.
Phone: 81-598-29-2715 Fax: 81-598-29-1207

Other

OMRON Finance Co., Ltd.
Phone: 81-3-3436-7160 Fax: 81-3-3436-7165

OMRON Network Applications Co., Ltd.
Phone: 81-75-361-2160 Fax: 81-75-361-7329

OMRON Marketing Co., Ltd.
Phone: 81-75-344-7048 Fax: 81-75-344-7059

OMRON Logistic Create Co., Ltd.
Phone: 81-6-6347-5891 Fax: 81-6-6347-5991

OMRON Credit Service Co., Ltd.
Phone: 81-75-241-2475 Fax: 81-75-256-6532

Human Renaissance Institute Co., Ltd.
Phone: 81-3-3438-0920 Fax: 81-3-3438-0921

Sanno Consulting Corp.
Phone: 81-3-5350-9291 Fax: 81-3-5350-9283

OMRON Personnel Service Co., Ltd.
Phone: 81-75-344-0901 Fax: 81-75-344-0902

OMRON Business Associates Co., Ltd.
Phone: 81-75-344-7359 Fax: 81-75-344-7265

OMRON Entertainment Co., Ltd.
Phone: 81-3-5728-1761 Fax: 81-3-5489-9310

CORPORATE AND STOCK INFORMATION

(As of March 31, 2004)

Head Office
Shiokoji Horikawa, Shimogyo-ku,
Kyoto 600-8530, Japan
Phone: 81-75-344-7000
Fax: 81-75-344-7001

Tokyo Head Office
3-4-10, Toranomon, Minato-ku,
Tokyo 105-0001, Japan
Phone: 81-3-3436-7170
Fax: 81-3-3436-7180

Osaka Office
16F Dojima AVANZA, 1-6-20 Dojima,
Kita-ku, Osaka 530-0003, Japan
Phone: 81-6-6347-5800
Fax: 81-6-6347-5900

Keihanna Technology Innovation Center
9-1, Kizugawadai, Kizu-cho, Soraku-gun,
Kyoto 619-0283, Japan
Phone: 81-774-74-2000
Fax: 81-774-74-2001

Date of Establishment
May 10, 1933

Number of Employees
24,324

Paid-in Capital
¥64,082 million

Common Stock
Authorized: 487,000,000 shares
Issued: 249,109,236 shares
Number of shareholders: 27,020

Stock Listings
Osaka Securities Exchange
Tokyo Stock Exchange
Nagoya Stock Exchange
Frankfurt Stock Exchange

Ticker Symbol Number
6645

Transfer Agent
The Mitsubishi Trust and Banking Corporation
1-4-5, Marunouchi, Chiyoda-ku,
Tokyo 100-8212, Japan

Depositary and Transfer Agent for American Depositary Receipts
JPMorgan Chase Bank
270 Park Avenue, New York, NY
10017-2070, U. S. A.
ADR Holder Contact:
JPMorgan Service Center
P. O. Box 43013
Providence, RI 02940-3013
Phone : 781-575-5328
Fax : 781-575-4082
General E-mail: adr@jpmorgan.com

Homepage
http://www.omron.co.jp (Japanese)
http://www.omron.com (English)

Common Stock Price Range/ Trading Volume (Osaka Securities Exchange)



(Yen)
4,000
3,000
2,000
1,000
0
(Yen)
40,000
30,000
20,000
10,000
0
Price range of common tock [left axis]
Adjusted average for Nikkei 225 stocks [right axis]
1Q 2Q 3Q 4Q
FY94
FY95
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03



(Shares)
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
Trading volume
1Q 2Q 3Q 4Q
FY94
FY95
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03

Yearly High and Low Prices

	Yen									
	FY1994	FY1995	FY1996	FY1997	FY1998	FY1999	FY2000	FY2001	FY2002	FY2003
High	¥ 1,910	¥ 2,710	¥ 2,400	¥ 2,900	¥ 2,230	¥ 3,450	¥ 3,200	¥ 2,560	¥ 2,080	¥ 2,740
Low	1,450	1,500	1,690	1,760	1,059	1,500	1,702	1,390	1,341	1,685

Printed in Japan

OMRON

OMRON Corporation
Shiokoji Horikawa, Shimogyo-ku, Kyoto 600-8530, Japan
Phone: 81-75-344-7000 Fax: 81-75-344-7001
Home page: http://www.omron.co.jp (Japanese)
http://www.omron.com (English)

100
100% Recycled-content level
PRINTED WITH SOY INK